05052720

Blue River Bancshares®
INCORPORATED

Annual Report 2004

APR/S
12/31/04

APR/S
0-24501

APR 26 2005
THOMSON
FINANCIAL

"Building a Holding Company of Premier Community Based Financial Institutions"

Shelby County Bank
A Blue River Bancshares Company

PARAMOUNT BANK

SEC MAIL PROCESSING
RECEIVED
APR 2 5 2005
WASH, D.C. 202 SECTION

To Our Shareholders:

During 2004 we completed our second full year with our new strategy at Blue River Bancshares and Shelby County Bank. It was also our first complete year with Paramount Bank. We made significant progress, although at times it may have seemed that we took two steps forward and one step backward.

We operate each institution with the focus on our five key constituencies: our clients, communities, employees, regulators and shareholders. The staff at both banks worked very diligently, in an effort to make the changes necessary to achieve the results our constituents expect.

Shelby County Bank had several significant accomplishments during the year:

- A second consecutive year of profitability was achieved, with earnings essentially reaching the level of our peers.
- We continued to add experienced banking personnel, with strong community presence.
- Asset quality has shown a steady improvement in several categories including past dues, non-accruals and OREO.
- Loan growth was exceptional, without sacrificing quality or creating undue interest rate risk.
- We enhanced community involvement and perception.
- More competitive products and services were offered to our clients.

Paramount Bank also made outstanding progress during 2004:

- We successfully changed our name and reinforced our community bank image in the Lexington, Kentucky community.
- We strengthened policies, systems and controls, without incurring significant overhead.
- The Bank maintained solid loan growth, with improving quality.
- Management identified credits, which could become asset quality problems and began to, proactively, reduce our exposure to loss.

Both banks will continue to focus on improving the net interest margin, with quality loans and an improvement in our cost of funds. Additionally, at both banks we have opportunities to increase our fee income, by offering new services and pricing our products and services in line with the market.

On a combined basis, our credit quality has improved; however, at Shelby County Bank we must work aggressively to eliminate our other real estate/assets owned and at Paramount Bank we must remove marginal credits, which were acquired when the bank was initially founded. The dollar costs associated with these efforts are meaningful to institutions of our size. The intangible costs associated with the energy used to solve problems are taxing our efforts to become more profitable. These are challenges we are actively addressing and correcting.

Just like all other public companies, we are dealing with the increased level of regulatory burden. We are approaching this change with the spirit that it will improve the quality of our company and the information that we provide to the public. By successfully incorporating these regulatory changes, we will improve our ability to execute our strategy: To build a holding company of premier community based financial institutions with each operating independently.

Our staff spent a significant amount of time and energy, attempting to merge with Heartland Bancshares, Inc. As I have expressed before, this would have been a very attractive transaction for our constituencies. However, the termination of this merger does not diminish the opportunity Blue River Bancshares has to satisfy the needs of our clients, communities, staff or shareholders. Our future results will confirm this statement.

We sincerely appreciate the support of our shareholders, clients, communities, staff and regulators; we continue to move forward with a sense of urgency and excitement about our future.

Russell Breeden, III
Chairman, Chief Executive
Officer and President

Please note that this letter contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding prospects for the future that involve a number of risks and uncertainties. By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially from those contained in the forward-looking statements. Uncertainties which could effect the Company's future performance include the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic conditions, either nationally or regionally, resulting in, among other things, credit quality deteriorations; and changes in the securities market. Shareholders should consider these risks, uncertainties and other factors in addition to those mentioned by the Company in its relevant SEC filings from time to time when considering any forward-looking statement.

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TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Statements in this report which express "belief", "intention", "expectation", "prospects", as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainties which may cause actual results to differ materially from those in such statements. Some of the factors that may generally cause actual results to differ materially from projection, forecasts, estimates and expectations include, but are not limited to (i) changes in the interest rate environment, (ii) competitive pressures among financial institutions, (iii) general economic conditions on local or national levels, (iv) political developments, wars or other hostilities may disrupt or increase volatility in securities markets, (v) legislative or regulatory changes, (vi) changes in prepayment speeds of loans or securities, (vii) changes in loan sale volumes, charge-offs and loan loss provisions, (viii) changes in legal or regulatory proceedings, and (ix) the impact of reputation risk created by these developments on such matters as business generation or retention. The following information is intended to provide an analysis of the consolidated financial condition of Blue River Bancshares, Inc. (the "Company" or "Blue River") as of December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2004 and 2003. The financial data in this report should be read in conjunction with the audited Consolidated Financial Statements and footnotes.

Overview of 2004

The Company is a holding company for its principal banking subsidiaries, Shelby County Bank and Paramount Bank. The Company's net income is derived principally from the operating results of its banking subsidiaries. The principal sources of the Company's revenue are interest and fees on loans; deposit service charges; interest on security investments; and, origination fees on mortgage loans brokered. The Banks' lending activity consists of short-to-medium-term consumer and commercial loans, including home equity lines of credit; personal loans for home improvement, autos and other consumer goods; residential real estate loans; and, commercial real estate and operating loans. Funding activities at the subsidiary Banks include a full range of deposit accounts, including demand deposits; NOW accounts; money market accounts; and certificates of deposit. Also, funding is supplemented with deposits gathered from local and state governments and through borrowings from the Federal Home Loan Banks. The Company maintains a $4,000,000 loan from a commercial bank.

Shelby County Bank is a federally chartered savings bank located in Shelbyville, Indiana and Paramount is a federally chartered savings bank located in Lexington, Kentucky. The Banks provide full-service banking to businesses and residents within their communities and surrounding areas. The Banks place particular emphasis on serving its clients with a broad range of services delivered by experienced professionals concerned with building strong and long-term relationships.

Shelby County Bank and Paramount Bank are collectively referred to as "the Banks".

On August 31, 2004, the Company and Heartland Bancshares, Inc. ("Heartland"), Franklin, Indiana, entered into an Agreement of Affiliation and Merger which provided for Heartland to merge with and into to the Company. The banking subsidiaries, of the Company and Heartland, Shelby County Bank and Heartland Community Bank, respectively, were also intended to merge their operations pursuant to the merger agreement. On February 10, 2005, the Company and Heartland mutually agreed to terminate the merger agreement and certain other related agreements, including the reciprocal stock option agreements entered into by the Company and Heartland in connection with the merger agreement. During the third and fourth quarters of 2004, the Company incurred costs of $274,000 related to the proposed merger and $134,000 of severance payments made to our former President, as a result of our proposed merger with Heartland Bancshares, Inc. These costs were expensed by the Company since it was expected that Heartland would be the acquiring entity in the merger. Additional costs of approximately $75,000 related to this merger are expected to be incurred in 2005.

Total assets as of December 31, 2004 were $206,625,000, a 4% increase from December 31, 2003 balance of $198,810,000. The Banks' loan portfolio showed an increase of $28,761,000 from December 31, 2003. During 2004, the Banks focused their efforts on commercial loan production to improve interest income, and in home equity lending in order to strengthen its Qualified Thrift Lender ("QTL") ratios and improve net interest income. During the year, Shelby County Bank and Paramount Bank regularly participated credits to other banks. The Company has decreased its available-for-sale and held-to-maturity investment portfolio by $16,580,000 from December 31, 2003. In an effort to improve risk-based capital and manage liquidity, the Banks sold $9,575,000 of their available-for-sale investment securities during the first quarter of 2004; $1,563,000 during the second quarter of 2004; $8,436,000 during the third quarter 2004 and $8,486,000 during the fourth quarter of 2004. These sales yielded a year to date net gain of $154,000. There were maturities of securities available for sale and securities held to maturity of $3,850,000 which also contributed to the decline in investments. Additional decreases in the investments were due to average repayments of approximately $571,000 per month on the mortgage-backed-securities. These sales, maturities and repayments were replaced with $22,540,000 in U.S. government, GNMA and treasury securities.

The Company continues to focus on agency securities and GNMA mortgage-backed securities in its investing strategies. Both of these investment products receive favorable risk-based capital treatment. The Banks are strategically maintaining their "well capitalized" status while continuing to concentrate on improving net interest income and overall profitability, without taking undue interest rate risk.

Total liabilities at December 31, 2004 were $190,841,000 compared to $182,582,000 at December 31, 2003. This increase was primarily comprised of an increase in certificates of deposits of $14,222,000, offset by decreases in other interest bearing and non-interest bearing deposits of $4,578,000. Accordingly, as a result of the net increase in deposits, advances from the Federal Home Loan Bank of Indianapolis, the Federal Home Loan Bank of Cincinnati ("FHLBs") and other borrowings including fed funds purchased decreased $1,360,000. The primary increase in certificates of deposits was the result of the acceptance of $6,068,000 in brokered certificates of deposit at Shelby County Bank during the third quarter of 2004. This was completed to improve profitability and help balance the liability structure of the bank. Of the decrease in other deposits, $4,413,000 was a reduction in non-interest bearing deposits, primarily at Paramount Bank. Most of this reduction was related to a partial, temporary withdrawal, by a significant depositor at Paramount Bank. A significant portion of this withdrawal was re-deposited into Paramount Bank during January, 2005. Management will continue to emphasize the benefits of gathering non-certificate depository funding as a means of decreasing the Banks' overall funding costs, improving levels of fee income derived from depository relationships, and encouraging a stronger relationship with its customer base. By acquiring primary transaction accounts, the Banks are less susceptible to loss of accounts during periods of volatile interest rates.

Total equity at December 31, 2004 was $15,784,000, a decrease of $444,000 from December 31, 2003. The change in equity resulted from the net loss of ($283,000), a decrease of $149,000 from a reduction in the fair value of the Company's available-for-sale investment portfolio and by $12,000 of additional capital expenses from the rights offering during the fourth quarter 2003 related to the acquisition of Paramount Bank.

The Company's liquidity position is the primary source of additional capital for infusion into its banking subsidiaries. During the year ended December 31, 2004, the Banks have significantly increased their use of funds as a result of increased loan demand and maturities of higher interest rate certificates of deposit. Due to the Company's current liquidity sources, and although there were private placements of common stock during the third quarter 2002, the first quarter of 2003 and the rights offering and borrowing related to the acquisition of Paramount Bank in the fourth quarter of 2003, the Company does anticipate the need for additional external funding over the next twelve months. Several alternatives will be considered, including, but not limited to, a private placement of equity, additional bank borrowing and a private placement of preferred stock securities, either convertible or nonconvertible.

Newly Issued Accounting Pronouncements But Not Yet Effective

FAS 123, Revised, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after December 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $27,000 in 2006. There will be no significant effect on financial position as total equity will not change.

FAS 153 modifies an exception from fair value measurement of non-monetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005.

SOP 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made.

The effect of these other new standards on the Company's financial position and results of operations is not expected to be material upon and after adoption.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's critical accounting policies include the following:

An analysis of the allowance for loan losses is performed monthly by the Banks' management to assess the appropriate levels of allowance for loan losses. This analysis is performed to recognize specific reserves allocated to classified assets, to monitor trends in loan delinquencies and charge-offs and to consider portfolio growth. Specific reserves are established based upon review of individual borrowers identified in the classified loan list, establishing the probability of loss associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers. The remaining pool of loans, excluding those classified or delinquent is the source for the general loan loss reserve. Management evaluates this general reserve using loan loss statistics by various types of loans, as published periodically by the OTS, or the Banks' historical losses and multiplying such loss percentages to the Banks' distribution of portfolio balances. The calculated reserve is compared to the Banks' existing reserve to establish the provision necessary to bring the actual reserve balance in compliance with the findings of the allowance analysis.

A valuation allowance reduces deferred tax assets to the amount management believes is more likely than not to be realized. In evaluating the realization of deferred tax assets, management considers the likelihood that sufficient taxable income of appropriate character will be generated within carry forward periods, including consideration of available tax planning strategies. During 2004 and 2003, management's estimate of deferred tax asset realization did not change significantly, and the valuation allowance was adjusted to offset the net change in deferred tax assets during the periods.

MANAGEMENT OVERVIEW

Because the Company operated two banks for the entire year of 2004, compared to only 2 months during 2003, management believes that the actual financial results of the 2 years are not readily comparable. The comparison is made more difficult by the acquisition of Paramount Bank in November 2003, the Company raising $4,500,000 of equity and the incurrence of $4,000,000 of debt. Neither of these activities occurred during 2004.

During the last half of 2004 a significant amount of expense and time were expended to pursue completion of the proposed merger with Heartland Bancshares, Inc. and Heartland Community Bank. There were certain initiatives postponed by the Company. One initiative, for example, which was postponed, when the merger was announced, was the raising of capital for Shelby County Bank. In order for Shelby County Bank to continue to grow its loan portfolio, at a rate, which exceeds that provided by current earnings, the Company needs to provide additional capital. This initiative was halted during the merger process and now needs to be addressed.

Also during 2004, significant administrative time and resources were invested in the areas of compliance and internal control. Enhancing and implementing policies, systems and controls continue to be high priorities for the Company. Efficiently maintaining and building the infrastructure of the Company, while increasing core profitability and reducing older loan related problems were major areas of focus during 2004.

RESULTS OF OPERATIONS

Net Income

For the year ended December 31, 2004, the Company reported a net loss of ($283,000) compared to net income of $99,000 reported for the year ended December 31, 2003. Interest income increased $3,925,000, as did interest expense, increasing by $1,486,000. These increases were in part the result of the acquisition of Paramount Bank in November of 2003, due to a full year of income and expenses for the year ended December 31, 2004 versus two months for the year ended December 31, 2003. As a result of the acquisition and the related purchase accounting associated with the fair value of assets and liabilities, net interest income and non interest expense were impacted. Net income increased $156,000 related to the purchase accounting over the 2003 level. Negative factors contributing to the net loss in 2004 were $274,000 of merger related costs for the proposed merger with Heartland Community Bank, in addition to $134,000 of severance payments made to our former President as a result of the proposed merger. Pursuant to the terms of our acquisition of Unified Banking Company, we changed its name to Paramount Bank. This change resulted in approximately $94,000 of associated cost. Provision for loan losses increased $270,000 to $510,000 for the year ended December 31, 2004. The provision for loan losses increased at Paramount Bank by $330,000 in part due to loan growth and also to reserve for the probable loss on one non-accruing loan at Paramount Bank. The increase at Paramount Bank was offset by a decrease in the provision of $90,000 at Shelby County Bank, the result of an $84,000 recovery pursuant to a loan recovery. In addition, net charge-offs decreased $639,000 primarily due to the charge-off of two fully reserved loans totaling $657,000 at Shelby County Bank in 2003. The loan portfolio increased from $126.9 million at December 31, 2003 to $155.5 million as of December 31, 2004. This was a 22% increase, resulting from gross loans increasing by $19,775,000 at Shelby County Bank and $8,825,000 at Paramount Bank. The increase in net interest income was also the result of maturing certificates of deposits with higher yields. As an offset to loan growth, the Banks' variable rate loans and investments were subject to a decrease in yields. Although the indices from which their rates are derived were rising, the impact associated with the related purchase accounting of fair value negatively impacted such yields.

Net Interest Income

For the year ended December 31, 2004, net interest income before provision for loan losses increased $2,439,000. Interest income increased $3,925,000 to $10,110,000 from $6,185,000 for the year ended December 31, 2003. Interest expense increased $1,486,000 to $3,954,000 for the year ended December 31, 2004, compared to $2,468,000 for the year ended December 31, 2003.

Interest income increased compared to the prior year although there was a decrease in the weighted average interest rate from 5.67% to 5.44%, between 2003 and 2004. The impact of the purchase accounting and its associated fair value on earning assets as a result of the acquisition of Paramount Bank negatively affected these yields. As an offset to the decrease in the interest rate, Shelby County Bank significantly impacted the increase in interest income, as the average loan balances increased $22,473,000 from the 2003 levels. Another factor contributing to the increase was the acquisition of Paramount Bank effective on November 1, 2003 as there was a full year of interest income from the acquisition versus two months in 2003. Additionally, the average weighted rates on deposits and borrowings decreased from 2.55% in 2003 to 2.43 % in 2004. Although yields in the market were rising, the fair value associated with the purchase accounting on deposits and borrowings positively impacted these yields.

Results for 2004 were also impacted by the Banks' efforts to maintain regulatory capital at "well capitalized" levels as Shelby County Bank participated $6,000,000 in home equity and commercial loans to other banks.

Interest Income

For the year ended December 31, 2004, interest income increased $3,925,000. This increase was comprised of a $4,675,000 increase in the average balances of earning assets; offset by a ($750,000) reduction due to lower yields on the Company's earning assets.

Interest income and fees on loans were $8,422,000 for the year ended December 31, 2004, an increase of $3,734,000 from the year ended December 31, 2003. The reduction in yield on loans accounted for a ($729,000) unfavorable rate variance, while an increase in average loan balances created a $4,463,000 favorable volume variance. As a primary result of the rapid commercial and home equity loan growth at Shelby County Bank, the Company increased its gross loan portfolio by $28,000,000. The reduction in yield was largely due to increased balances in variable rate products, as well as lower yields on new loans originated, and the loan purchase accounting adjustments from the acquisition of Paramount Bank. The overall yield on loans fell 92 basis points to 5.76% from 6.68%.

Interest income on investment securities increased $161,000 for the year ended December 31, 2004 as compared to the year ended December 31, 2003. An unfavorable variance of ($19,000) was due to a lower portfolio yield. This reduction in yield was largely the result of the purchase accounting adjustments from the acquisition of Paramount Bank, and was offset by a favorable volume variance of $180,000. The favorable volume variance was due to a larger average portfolio held during the year ended December 31, 2004 as there was $22,540,000 in new portfolio purchases. This portfolio increase was offset by portfolio sales of ($28,060,000), which were initiated by the Banks to improve interest rate sensitivity measures and to reduce the use of volatile funding sources. There were also principal payment reductions in the mortgage backed securities of ($10,700,000).

Interest income on interest-bearing deposits held at other financial institutions increased $23,000 over the year ended December 31, 2004 to $73,000 from $50,000. This increase was due to a $8,000 favorable volume variance from higher balances in such liquid investments, and a $15,000 favorable rate variance due to an increase in yield on such instruments. This category is very susceptible to changes in interest rates due to its liquidity and strong correlation to short-term interest rates, such as federal funds and LIBOR.

Dividends on FHLB stock increased $7,000 from the year ended December 31, 2003, due to a lower dividend yield provided by the stock of ($17,000) and an increase in volume of $24,000. The Banks' investment in FHLB stock increased $131,000 for the year ended December 31, 2004, due to $28,000 reinvestment of the Paramount Bank stock dividend and $103,000 reinvestment of the Shelby County Bank stock dividend.

Interest Expense

Interest expense increased $1,486,000 to $3,954,000 from $2,468,000 for the year ended December 31, 2004. Interest expense on deposits increased $1,152,000 from $2,070,000 for the year ended December 31, 2004 to $3,221,000. This increase results from a $1,513,000 variance due to an increase in average deposit balances, and a ($361,000) favorable rate variance due to an 18 basis point reduction in cost as a result of the purchase accounting adjustments from the acquisition of Paramount Bank. The cost of certificates of deposit increased $1,035,000 over 2003. Of this increase, $1,381,000 can be attributable to volume offset by a decrease in rate of ($346,000) as there was a decrease in the overall rate from 3.45% in 2003 to 2.83% in 2004. Interest expense from FHLB advances and other borrowings increased $334,000 from 2003, due to an increased use of this funding source and by an unfavorable rate variance from 3.12% in 2003 to 3.35% in 2004. In order to finance a portion of the acquisition of Paramount Bank, the Company borrowed $4,000,000 in November of 2003 and incurred $24,000 in interest expense for 2003 related to this borrowing. Interest expense on this borrowing increased from $24,000 during 2003 to $202,000 during 2004 because of two months of interest expense during 2003 versus twelve months of interest expense during 2004. Rates on core deposit products such as, savings accounts and NOW accounts also decreased. However, the effective cost of money market accounts increased 9 basis points from 1.52% for the year ended December 31, 2003. Savings account and NOW account rates have declined by 6 and 17 basis points, respectively.

NET INTEREST INCOME

	Year Ended December 31, 2004	Year Ended December 31, 2003	Percentage Change From 2003 to 2004
	(Dollars in thousands)		
Interest Income:			
Interest and fees on loans	$ 8,422	$ 4,688	79.65 %
Interest on investment securities	1,492	1,331	12.10 %
FHLB dividends	123	116	6.03 %
Interest on interest-bearing deposits	73	50	46.00 %
Total interest income	10,110	6,185	63.46 %
Interest Expense:			
Interest on deposits	3,222	2,070	55.65 %
Interest on borrowings	732	398	83.92 %
Total interest expense	3,954	2,468	60.21 %
Net interest income	$ 6,156	$ 3,717	65.62 %

RATE VOLUME ANALYSIS OF CHANGE IN NET INCOME

	Year Ended December 31, 2004 Volume	Rate	Total	Year Ended December 31, 2003 Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest Income on:						
Loans	$4,463	$ (729)	$ 3,734	$ 283	$ (420)	$ (137)
Investment securities	180	(19)	$ 161	87	(87)	
FHLB stock	24	(17)	$ 7	8	(22)	(14)
Interest-bearing deposits	8	15	23	(48)	(24)	(72)
Total interest income	4,675	(750)	3,925	330	(553)	(223)
Interest Expense on:						
Deposits	1,513	(361)	1,152	(507)	(1,278)	(1,785)
Borrowings	303	31	334	420	(212)	208
Total interest expense	1,816	(330)	1,486	(87)	(1,489)	(1,577)
Net interest income	$2,859	$ (420)	$ 2,439	$ 417	$ 936	$ 1,353

This table represents causes of fluctuations in net interest income over the reporting periods. The volume variance is calculated by multiplying the change in balances by the prior year rate. Rate variance computed by multiplying the change in rate/yield by the balance from the prior period. Variances that result from both are allocated pro-rata to the volume and rate variances. Loan fees are deferred and accounted for using the level yield method. Non-accruing loans are included in the balances presented, while only amounts of interest collected on such loans are included in the income amounts.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND INTEREST RATES AND DIFFERENTIAL VARIANCE ANALYSIS

	Year Ended December 31, 2004 Average Balance	Interest	Yield/ Rate	Year Ended December 31, 2003 Average Balance	Interest	Yield/ Rate
	(Dollars in thousands)			(Dollars in thousands)		
Interest Earning Assets:						
Investment securities	$ 36,547	$ 1,492	4.08 %	$ 32,144	$ 1,331	4.14 %
Interest-bearing deposits	5,297	73	1.38 %	4,588	50	1.09 %
FHLB stock	2,792	123	4.40 %	2,278	116	5.09 %
Loans (1)	146,325	8,422	5.76 %	70,168	4,688	6.68 %
Total earning assets	190,961	10,110	5.29 %	109,178	6,185	5.67 %
Interest and Non-Interest Bearing Liabilities:						
Savings accounts	6,948	64	0.92 %	7,172	70	0.98 %
Non-interest bearing demand accounts	21,122	-	0.00 %	9,924	-	0.00 %
NOW accounts	17,339	116	0.67 %	14,213	119	0.84 %
Money market accounts	21,310	344	1.61 %	14,370	218	1.52 %
Certificates of deposit	95,322	2,698	2.83 %	48,143	1,663	3.45 %
Total interest bearing deposits	140,919	3,222	2.29 %	83,898	2,070	2.47 %
Borrowings	21,861	732	3.35 %	12,755	398	3.12 %
Total interest bearing liabilities	$162,780	3,954	2.43 %	$ 96,653	2,468	2.55 %
Net interest margin		$6,156	3.22 %		$ 3,717	3.40 %

(1) Includes principal balances of non-accruing loans. Interest on non-accruing loans is not included.

NON-INTEREST INCOME

The Company's non-interest income for the year ended December 31, 2004 was $1,158,000. This represents an increase of $413,000 from the year ended December 31, 2003. The change in non-interest income results from an increase of $90,000 in service charges on deposit accounts; an increase of $67,000 in other service charges and fees; and an increase in secondary market mortgage fees of $331,000. Of the increase in the secondary market mortgage loan fees, $45,000 can be attributed to Shelby County Bank and $286,000 to Paramount Bank. During 2004 Shelby County Bank increased it mortgage business with the secondary market. The bank expects this trend to continue and increase in 2005. These increases were offset by a decrease in the sale of securities, decreasing $75,000 from the 2003 level.

NON-INTEREST INCOME

	Year Ended December 31,		Percentage Change From December 31, 2003 to December 31,
	2004	2003	2004
	(Dollars in thousands)		
Service charges on deposit accounts	$ 308	$ 218	41.28 %
Secondary market mortgage fees	400	69	479.71 %
Gain on sale of securities	154	229	(32.75)%
Other	296	229	29.26 %
Total Non-Interest Income	$ 1,158	$ 745	55.44 %

NON-INTEREST EXPENSE

For the year ended December 31, 2004, non-interest expense was $7,087,000, an increase of $2,964,000 from the year ended December 31, 2003 of $4,123,000. The primary reason for the increase is directly related to the acquisition of Paramount Bank in November of 2003. In 2003, the Company reported two months of non-interest expense for Paramount Bank versus twelve months in 2004. Salary and benefit expenditures increased $1,390,000 from 2003. An increase in salary and benefit expenses of $474,000 at Shelby County Bank is related to the additional salary and benefit expenditures of approximately $134,000 for a severance package paid to that bank's previous President, as discussed in Note 11 and the full year impact of key personnel added to the lending area in late 2003 and 2004 to promote loan growth. These additional expenses were offset by a decrease in salaries and benefits of $187,000 which was directly related to the increase in loan volume as it relates to Statement of Financial Accounting Standards No. 91 "Accounting for Nonrefundable Fees and Costs" as costs relating to new loans have been deferred against salaries and benefits. Premises and equipment expense increased $324,000 primarily the result of the acquisition of Paramount Bank. Of the $324,000 increase, $322,000 is attributed to the addition of Paramount Bank. Advertising and promotional expenditures increased $86,000. The extra cost associated with changing the name from Unified Banking Company to Paramount Bank was $94,000. This name change was agreed upon when the Company purchased Unified Banking Company. Professional fees increased $33,000 from the year ended December 31, 2003 to $420,000. The increase was related to the acquisition of Paramount Bank, as Shelby County Bank and Blue River reduced professional fees by $96,000 due to a reduction in accounting fees as the Company utilized in-house accounting personnel. Data processing expenditures increased $131,000 over 2003 levels. Deposit insurance premiums decreased $109,000 during the year ended December 31, 2004, due primarily to a favorable risk rating of the deposit base at Shelby County Bank for the period of assessment. As a result of the acquisition of Paramount Bank and the associated purchase accounting, Paramount Bank has a core deposit intangible. The 2003 amortization expense for this core deposit intangible was $11,000, and the 2004 amortization for this intangible was $70,000. Additionally, merger costs of $274,000 associated with the proposed merger with Heartland Bancshares, Inc., were incurred by the Company during the third and fourth quarters of 2004. Other associated merger costs of approximately $75,000 are expected to be incurred during the first quarter of 2005. Other fees, including director fees, loan expenses due to the loan growth, stationary and supplies and bank service charges are up $776,000 from 2003. Of the $776,000 increase, $439,000 is attributable to the addition of Paramount Bank. The additional increase of $337,000 is primarily an increase in loan expenses of $195,000 which was related to increased loan volume, and a no cost to the borrower home equity program at Shelby County Bank. These expenses were offset by a decrease in salary and benefit expenditures of $187,000 as noted above related to Statement of Financial Accounting Standards No. 91 "Accounting for Nonrefundable Fees and Costs".

NON-INTEREST EXPENSE

	Year Ended December 31, 2004	Year Ended December 31, 2003	Percentage Change From Percentage change from December 31, 2003 to 2004
	(Dollars in thousands)		
Salaries and employee benefits	$ 3,114	$ 1,724	80.63 %
Premises and equipment	856	532	60.90 %
Advertising and public relations	141	55	156.36 %
Legal and professional services	420	387	8.53 %
Data processing	600	468	28.21 %
Data processing conversion expenses	-	1	(100.00)%
FDIC insurance assessment	48	157	(69.43)%
Bank fees and other charges	103	59	74.58 %
Directors fees	232	145	60.00 %
Core Deposit Intangible Amortization	70	11	536.36 %
Merger costs	274	-	100.00 %
Other	1,229	584	110.45 %
Total	$ 7,087	$ 4,123	71.89 %

Changes in non-interest expense consist of the following:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Change from 2003	Shelby County Bank & Blue River Dollar Change	Paramount Bank Dollar Change
Salaries and employee benefits	$3,113,998	$ 1,723,901	$ 1,390,097	$ 287,105	$ 1,102,992
Occupancy	855,883	532,099	323,784	1,459	322,325
Federal deposit insurance	47,916	156,700	(108,784)	(113,459)	4,675
Data Processing	599,837	469,195	130,642	14,403	116,239
Advertising and promotion	140,938	54,538	86,400	1,100	85,300
Bank fees and charges	102,546	58,737	43,809	12,227	31,582
Director Fees	231,800	144,500	87,300	(3,000)	90,300
Professional Fees	419,843	386,522	33,321	(96,337)	129,658
Stationery, supplies and printing	105,049	56,093	48,956	5,462	43,494
Core deposit intangible	69,508	10,950	58,558	0	58,558
Merger costs	273,564	-	273,564	273,564	-
Other Expenses	1,126,004	529,657	596,347	323,764	272,583
	$7,086,886	$ 4,122,892	$ 2,963,994	$ 706,288	$ 2,257,706

PROVISION FOR INCOME TAXES

The income tax expense/ benefit was $0 for the years ended December 31, 2004 and December 31, 2003. During the fourth quarter of 2002, the Company recorded a valuation allowance of $760,000 against a portion of the deferred tax assets. Management concluded that it was more likely than not that a portion of the benefit associated with the deferred tax asset would not be realized. During 2004 and 2003, management's estimate of the deferred tax asset realization did not change significantly, and the Company recorded changes in its valuation allowance to offset a change in the deferred tax assets, resulting in no income tax expense for 2004 or 2003. The effective tax rate was 0.00% for both 2004 and 2003. The Company has generated federal operating loss carryforwards of approximately $4.5 million. The net operating loss carryforwards, if unused will begin to expire in 2020 through 2024.

CAPITAL RESOURCES AND CAPITAL ADEQUACY

The Company and the Banks are subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. The Board of Directors of the Company has set as an objective to maintain capital levels required for qualification as "well-capitalized". The capital ratios of the Banks have been diminished due to two primary factors: continued operating losses and the disallowance of the Bank's deferred tax assets in determining regulatory capital ratios.

Capital amounts and classification are also subject to qualitative judgments by regulators involving capital components, risk weights and other factors. The risk weights assigned to various financial instruments are taken into consideration in setting operating parameters related to the mix of loans and investments with the objective to maximize earnings attained through the use of available equity capital.

On June 7, 2002, the Company entered into a stock purchase agreement with Russell Breeden, III, Wayne C. Ramsey and L. Gene Tanner for the sale of common stock. On September 17, 2002, the Company sold 309,889 shares of common stock at a price of $4.73 per share or approximately $1,466,000 in the aggregate. Net proceeds received totaled $1,401,148. As part of the stock purchase agreement, the Company obtained shareholder approval for a subsequent private placement of common stock in January 2003. In February 2003, the Company sold 546,348 shares of the Company's common stock to Russell Breeden, III and Wayne C. Ramsey, directors of the Company and other accredited investors at a price of $4.73 per share. The Company received net proceeds totaling $2,483,116. On October 2, 2003, the Company completed a rights offering of 1,000,000 shares of its common stock at $4.50 per share. The Company raised $4,184,157 in proceeds net of $358,738 in offering costs.

On November 1, 2003, Blue River acquired Unified Banking Company from Unified Financial Services, Inc. ("the Seller"). Blue River obtained financing through Union Federal Bank in the amount of $4.0 million and raised $4.5 million through a rights offering. Blue River acquired Paramount Bank for $8.5 million including acquisition costs. As a condition of the acquisition, Unified Financial Services and certain of its affiliates are required to maintain a quarterly aggregate minimum average amount of $8.5 million in non-interest bearing deposits at Unified Banking Company through November 2006, provided however, that Unified Financial Services has such funds available for deposit. Blue River then contributed $500,000 of additional capital to Unified Banking Company in 2003 and an additional $400,000 during the first and second quarters of 2004. On October 1, 2004, Unified Banking Company changed its name to Paramount Bank.

Management believes that as of December 31, 2004, the Company meets all capital adequacy requirements to which it is subject as well as objectives set by the Company's management and Board of Directors. The following table sets forth the actual and minimum capital amounts and ratios of Shelby County Bank as of December 31, 2004:

Shelby County Bank

For Capital Adequacy Purposes:	Tangible Capital	Core Capital	Total Risk-Based Capital
	(Dollars in thousands)		
Bank Amount	$7,716	$7,716	$8,807
Required Amount	1,823	4,862	6,996
Excess	$5,893	$2,854	$1,811
Bank Ratio	6.35 %	6.35 %	10.07 %
Required Ratio	1.50 %	4.00 %	8.00 %
Ratio Excess	4.85 %	2.35 %	2.07 %

To Be Well Capitalized Under Prompt Corrective Action Provisions:

	Tier 1 Core Capital	Tier 1 Risk-Based Capital	Total Risk-Based Capital
	(Dollars in thousands)		
Bank Amount	$7,716	$7,716	$8,807
Required Amount	6,077	5,247	8,745
Excess	$1,639	$2,469	$ 62
Bank Ratio	6.35 %	8.82 %	10.07 %
Required Ratio	5.00 %	6.00 %	10.00 %
Ratio Excess	1.35 %	2.82 %	0.07 %

The following table sets forth the actual and minimum capital amounts and ratios of Paramount Bank as of December 31, 2004:

For Capital Adequacy Purposes:

	Paramount Bank		
	Tangible Capital	Core Capital	Total Risk-Based Capital
	(Dollars in thousands)		
Bank Amount	$ 6,126	$ 6,126	$ 6,901
Required Amount	1,192	3,180	4,959
Excess	$ 4,934	$ 2,946	$ 1,942
Bank Ratio	7.71 %	7.71 %	11.13 %
Required Ratio	1.50 %	4.00 %	8.00 %
Ratio Excess	6.21 %	3.71 %	3.13 %

To Be Well Capitalized Under Prompt Corrective Action Provisions:

	Tier 1 Core Capital	Tier 1 Risk-Based Capital	Total Risk-Based Capital
	(Dollars in thousands)		
Bank Amount	$ 6,126	$ 6,126	$ 6,901
Required Amount	3,975	3,719	6,199
Excess	$ 2,151	$ 2,407	$ 702
Bank Ratio	7.71 %	9.88 %	11.13 %
Required Ratio	5.00 %	6.00 %	10.00 %
Ratio Excess	2.71 %	3.88 %	1.13 %

USE OF FUNDS

Investment Securities

Investment securities are the second major category of earning assets for the Banks. This portfolio is used to manage the Banks' interest rate sensitivity and liquidity as other components of the balance sheet change. Additionally, investment securities receive favorable treatment for the purpose of computing the Banks' risk-based capital ratios. Government issued and government agency issued bonds, as well as certain agency-backed mortgage backed securities contain low risk weight factors and can be used to mitigate the 100% risk weight associated with commercial and consumer lending products. Management's objective is to maximize, within quality standards, its net interest margin while providing a stable source of liquidity through the scheduled stream of maturities and interest income. The Banks have adopted an investment policy which sets certain guidelines related to the portfolio mix, duration, and maximum allowable investments within certain investment categories.

Available-for-sale investment securities comprise 15.6 % of total assets and 16.7% of total earning assets at December 31, 2004. The Company has classified all of its investment purchases as available-for-sale to maintain liquidity. Additionally, the Company has concentrated efforts on acquiring investments with favorable risk-based capital treatment, as well as increasing its holdings in adjustable rate mortgage-backed securities to reduce interest rate sensitivity. During 2004, the Banks' combined liquidity levels increased from 8.68% at December 31, 2003 to 9.65% at December 31, 2004. A contributing factor for the increase was the result of reducing the pledged government agencies available-for-sale securities at Paramount Bank from 98% to 42%. However, increases at Paramount Bank were offset at Shelby County Bank as loan demand increased in levels which diminished liquidity or its supply of cash. Shelby County Bank sold available-for-sale securities during the fourth quarter of 2004 to improve its liquidity and capital ratios. Additionally, there were accelerated repayment streams of mortgage-backed securities. Management continues to concentrate on bonds that have strong liquidity characteristics, while exhibiting acceptable levels of market sensitivity risks.

The available-for-sale investment portfolio was $32,361,000 at fair value, with a cost basis of $32,481,000. The held-to-maturity portfolio currently is comprised of bonds totaling $19,000. The Banks also own $2,340,000 of stock in the Federal Home Loan Bank of Indianapolis and $557,000 of stock in the Federal Home Loan Bank of Cincinnati. This equity position is required as a member bank of the FHLB system, and the credit policy of the FHLB states that member banks must own sufficient stock to serve as collateral against funding provided through advances held by the Banks.

Weighted average yields of the investment securities portfolio were 4.36% at December 31, 2004 compared to 4.56% at December 31, 2003. This yield was impacted by the Banks' position in adjustable-rate mortgage-backed securities acquired to assist in reducing interest rate sensitivity, purchasing of new securities in a period of significantly lower market rates, and increased repayments related to bonds with higher coupon rates.

Investment securities held in the Banks' portfolio consist primarily of U.S. government agency issued debt securities, mortgage-backed securities with both fixed and adjustable interest rates, municipal bonds, and corporate debt issues. The mortgage-backed securities are subject to both prepayment and interest rate risk. Management continues the use of adjustable-rate mortgage-backed securities to reduce the Banks' interest rate sensitivity. Mortgage-backed securities not only contain favorable characteristics related to risk-based capital, but also assist in the management of the Banks' Qualified Thrift Lender (QTL) ratio.

INVESTMENT SECURITIES PORTFOLIO

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
December 31, 2004:				
Investment securities held to maturity:				
Mortgage-backed securities	$ 19	$ -	$ (1)	$ 18
Total investment securities held to maturity	19	-	(1)	18
Investment securities available for sale:				
Mortgage-backed securities	22,086	83	(75)	22,094
U.S. government agencies	9,998	3	(130)	9,871
Municipals	397	-	(1)	396
Total investment securities available for sale	32,481	86	(206)	32,361
Total investments	$ 32,500	$ 86	$ (207)	$ 32,379

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Investment securities held to maturity:				
Mortgage-backed securities	$ 35	$ -	$ -	$ 35
Municipals	100	-	-	100
Total investment securities held to maturity	135	-	-	135
Investment securities available for sale:				
Mortgage-backed securities	30,362	284	(29)	30,617
U.S. government agencies	16,011	88	(220)	15,879
Municipals	1,104	11	(10)	1,105
Corporate bonds	1,225	22	(22)	1,225
Total investment securities available for sale	48,702	405	(281)	48,826
Total investments	$ 48,837	$ 405	$ (281)	$ 48,961

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

As of December 31, 2004

	Held to Maturity		Available for Sale
	Cost	Fair Value	Fair Value
	(Dollars in thousands)		
Mortgage-Backed Securities:	$ 19	$ 18	$ 22,094
U.S. Government Agencies:			
Due within one year	-	-	-
1 to 5 Years	-	-	-
5 to 10 Years	-	-	8,868
Due after ten years	-	-	1,003
Total U.S. government agencies	-	-	9,871
Obligations of State and Political Subdivisions:			
Due within one year	-	-	396
1 to 5 Years	-	-	-
5 to 10 Years	-	-	-
Total obligations of state and political subdivisions	-	-	396
Corporate Bonds:			
1 to 5 Years	-	-	-
5 to 10 Years	-	-	-
Total corporate bonds	-	-	-
Total investments	$ 19	$ 18	$ 32,361

As of December 31, 2003:

	Held to Maturity		Available for Sale	
	Cost	Fair Value	Cost	Fair Value
	(Dollars in thousands)			
Mortgage-Backed Securities:	$ 35	$ 35	$ 30,362	$ 30,617
U.S. Government Agencies:				
Due within one year	-	-	1,021	1,042
1 to 5 Years	-	-	1,992	2,041
5 to 10 Years	-	-	11,998	11,792
Due after ten years	-	-	1,000	1,004
Total U.S. government agencies	-	-	16,011	15,879
Obligations of State and Political Subdivisions:				
Due within one year	100	100	251	252
1 to 5 Years	-	-	398	408
5 to 10 Years	-	-	455	445
Total obligations of state and political subdivisions	100	100	1,104	1,105
Corporate Bonds:				
1 to 5 Years	-	-	100	103
5 to 10 Years	-	-	1,125	1,122
Total corporate bonds	-	-	1,225	1,225
Total investments	$135	$135	$ 48,702	$ 48,826

INVESTMENT SECURITIES WEIGHTED AVERAGE YIELD

	Due Within One Year	One to Five Years	Five to Ten Years	Due After Ten Years	Total
December 31, 2004	0.00 %	6.28 %	4.12 %	4.54 %	4.36 %
December 31, 2003	4.35 %	4.59 %	4.49 %	4.73 %	4.56 %

LOANS

Total net loans at December 31, 2004 were $155,508,000, a $28,523,000 increase from December 31, 2003. The majority of this increase or $19,970,000 is related to loan growth at Shelby County Bank. The Banks are concentrating on loan products that provide the opportunity for shorter maturity terms and variable rate pricing in an effort to continue to improve its interest rate sensitivity. At December 31, 2004, 28.71% of the net loan portfolio was comprised of residential mortgages, a decrease over 2003 levels. Commercial loans secured by commercial real estate increased to $32,579,000, representing 20.95% of the total net loans at December 31, 2004. Consumer loans decreased $46,000 for the twelve months ended December 31, 2004 to $9,076,000. The decrease in consumer loans is primarily due to the maturing of the portfolio when loan production has slowed. The Banks have continued to pursue opportunities to expand their portfolios of home equity loan products, with loans outstanding of $33,853,000 at December 31, 2004. These loans have increased $13,207,000 over the 2003 levels. Of this increase, $13,491,000 is attributable to Shelby County Bank and is due to the hiring of an experienced home equity lender in mid 2003. This increase was offset by a decline in home equity loans of $284,000 at Paramount Bank. The Company continues to concentrate retail lending efforts to home equity loans due to lower credit risks involved in loans secured by the borrower's primary residence. Commercial lending products increased to $37,276,000 at December 31, 2004. An increase of $8,831,000 is the result of positive commercial loan growth at Paramount Bank of $6,786,000 as well as sustained growth of $2,045,000 at Shelby County Bank. The commercial lending increases were mostly impacted by growth of this type of lending due to better capital ratios at Paramount Bank and the hiring of a new commercial lender in late 2003 at Shelby County Bank. Shelby County Bank's capital ratios have declined somewhat in 2004 from the time since the private placements of common stock during the third quarter of 2002 and the first quarter of 2003 and the rights offering of the fourth quarter of 2003. The Banks will continue to monitor closely their risk-weighted assets and risk-based capital to maximize returns while maintaining the "well-capitalized" designation.

At December 31, 2004, the Banks did not have any significant outstanding loan concentration in similar industries that could cause an adverse impact during an economic downturn in any one industry segment.

LOAN PORTFOLIO

	December 31, 2004	December 31, 2003
	(Dollars in thousands)	
Real Estate Mortgage Loans:		
One-to-four family	$ 44,643	$ 40,828
Non residential	32,579	29,625
Home equity loans	33,853	20,646
Consumer loans	9,076	9,122
Commercial loans, including participations	37,276	28,445
Less allowance for loan losses	(1,919)	(1,681)
Net loans	$ 155,508	$ 126,985

COMPOSITION OF LOAN BY TYPE

	December 31, 2004	December 31, 2003
	(Dollars in thousands)	
Real Estate Mortgage Loans:		
One-to-four family	28.71 %	32.15 %
Non residential	20.95 %	23.33 %
Home equity loans	21.77 %	16.26 %
Consumer loans	5.83 %	7.18 %
Commercial loans, including participations	23.97 %	22.40 %
Less allowance for loan losses	(1.23)%	(1.32)%
Net loans	100.00 %	100.00 %

LENDING ACTIVITIES

	December 31, 2004		December 31, 2003	
	Amount (Dollars in thousands)	Percent of Total	Amount (Dollars in thousands)	Percent of Total
Mortgage Loans:				
One to four family	$ 44,643	28.36 %	$ 40,828	31.73 %
Non residential	32,579	20.69 %	29,625	23.02 %
Home equity	33,853	21.50 %	20,646	16.05 %
Consumer loans	9,076	5.77 %	9,122	7.09 %
Commercial loans	37,276	23.68 %	28,445	22.11 %
Total gross loans	$ 157,427	100.00 %	$ 128,666	100.00 %
Type of Security:				
One-to-four family	$ 75,523		$ 63,664	
Non-residential	27,500		20,104	
Inventory, Accounts Receivables, Securities, other	30,629		18,993	
Multi-family	3,049		4,000	
Equipment	901		4,836	
Autos	2,245		2,988	
Unsecured	11,068		8,088	
Land	6,512		5,993	
Total gross loans	$ 157,427		$ 128,666	

	Due During the Years Ending December 31, (Dollars in thousands)					
	Total	2005	2006	2007 to 2009	2010 to 2014	2015 and Following
Mortgage Loans:						
One-to-four family	$ 44,643	$ 10,004	$ 2,672	$ 13,607	$ 2,987	$ 15,373
Non residential	32,579	11,273	1,598	16,010	1,281	2,417
Home equity	33,853	623	465	1,093	158	31,514
Consumer loans	9,076	5,150	492	1,793	1,387	254
Commercial loans	37,276	22,686	1,166	10,208	2,246	970
Total gross loans	$ 157,427	$ 49,736	$ 6,393	$ 42,711	$ 8,059	$ 50,528

LOAN DISTRIBUTION

	Due After December 31, 2005		
	Fixed Rates	Variable Rates	Total
	(Dollars in thousands)		
Mortgage Loans:			
One-to-four family	$ 26,712	$ 7,927	$ 34,639
Non residential	15,825	5,481	21,306
Home equity lines	-	33,230	33,230
Consumer loans	3,747	179	3,926
Commercial loans	10,040	4,550	14,590
Total	$ 56,324	$ 51,367	$ 107,691

LOAN ACTIVITY

	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
	(Dollars in thousands)	
Gross Loans Receivable, beginning of year	$ 128,666	$ 58,313
Acquisition of Unified Banking Company	-	57,916
Mortgage loan originations:		
One to four family	23,845	15,542
Home equity	35,236	11,630
Non residential	15,087	6,325
Total mortgage loans	74,168	33,497
Consumer loans:		
Installment loans	3,667	1,953
Loans secured by deposits	443	33
Total consumer loans	4,110	1,986
Commercial loans	35,859	24,451
Total originations	114,137	59,934
Repayments and other deductions	(85,376)	(47,497)
Gross Loans Receivable, end of year	$ 157,427	$ 128,666

LOAN QUALITY

The Banks' loan portfolios are subject to varying degrees of credit risk. Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, collateral protection, and standard lending policies and underwriting criteria. The Company's primary lending products are commercial, consumer, and single-family mortgage loans including home equity loans.

Commercial loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Commercial loans rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral. At December 31, 2004, our portfolio of commercial loans totaled $69.9 million, or 44.9% of total gross loans. Commercial loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operations and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans.

Consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

Single-family mortgage lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. Secondarily, the Banks can foreclose on the property for a defaulted single-family mortgage loan.

Management of the Banks and the Board of Directors of the Banks have established a formalized, written loan policy and specific lending authority for each loan officer based upon the loan officer's experience and performance. Each of the Banks has also formed two additional levels of review for credits which exceed the lending authority of the sponsoring officer. The Officer Loan Committees approve loans in excess of individual lending officer limits. The Board of Directors or Director Loan Committee approve all credits in excess of the Officer Loan Committees limits up to the Banks' in-house limits.

The Board of Directors and or the Directors Loan Committee also monitor loan administration, loan review and the overall quality of the Banks' loan portfolio.

A loan review program is maintained. Shelby County Bank has outsourced this function in the past in order to improve independence and to maintain a high level of expertise. Currently and moving forward, this function is provided for both Banks by an officer at Paramount Bank. Particular attention is focused on the largest aggregate borrowers, and additionally to any credits recommended for reclassification. The reviews are conducted quarterly with a written report provided to management and the Loan Committees to provide documentation of actions necessary to correct documentation deficiencies.

The Board of Directors and or the Directors Loan Committee meet monthly to review the overall administration of the loan portfolio, as well as many other matters. The Boards at each of the Banks review problem loans; delinquency reports and discuss lending activities at each meeting.

Both of the Banks maintain a watch list of loans which do not meet the Banks' established criteria. These are not under-performing loans, but simply monitored as a precautionary matter. This management report also contains loans which are considered to be under-performing or non-performing, loans criticized by examiners or any other case where the borrower has exhibited characteristics requiring special attention. A provision for probable incurred losses on loans is charged to operations based upon management's evaluation of the probable losses. Such an evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured considers, among other matters, the estimated net realizable value of the underlying collateral, as applicable, economic conditions, historical loan loss experience and other factors that are particularly susceptible to changes that could result in a material adjustment in the near term. While management endeavors to use the best information available in making its evaluations, future allowance adjustments may be necessary if conditions change substantially from the assumptions used in making the evaluations.

Non-performing assets are defined as: (1) loans in non-accrual status where the ultimate collection of interest is uncertain; (2) loans past due ninety days or more as to principal or interest (and where continued accrual has t been specifically approved); and (3) loans which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower. At December 31, 2004, the Banks reported approximately $462,000 of impaired loans. The Banks maintain a reserve for loan losses to cover losses incurred when loans default. Loans are charged off when they are deemed uncollectible.

Loans in all categories are charged-off when the loan is 180 days past due or when management determines the loan to be a loss.

NON-PERFORMING ASSETS

	December 31,	
	2004	2003
	(Dollars in thousands)	
Non-accruing loans	$ 462	$ 901
Ninety (90) days past due	1,446	1,094
Total non-performing loans	$ 1,908	$ 1,995
Non-performing loans as a percentage of total loans	1.21 %	1.55 %
Past due loans (90 days or more):		
Real estate mortgages:		
One to four family	$ 1,045	$ 956
Non residential	234	100
Home equity loans	12	7
Consumer loans	155	31
Commercial loans, including participations	-	-
Total	$ 1,446	$ 1,094

The non-accruing loans that are reported as of December 31, 2004 would have provided approximately $56,000 of interest income had they been performing in accordance with their contractual terms. The interest income and fees on loans reported for the year ended December 31, 2004 included approximately $15,000 that was received from loans reported as non-accrual as of December 31, 2004.

ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31, 2004	Year Ended December 31, 2003
	(Dollars in thousands)	
Beginning allowance for loan losses	$ 1,681	$ 1,717
Acquisition of Paramount Bank	-	633
Loans charged off:		
Real estate mortgages:		
One-to-four family	38	46
Non residential	158	530
Home Equity Loans	100	-
Consumer loans	116	211
Commercial loans, including participations	-	229
Total charged-off loans	412	1,016
Recoveries on charged-off loans:		
Real estate mortgages:		
One-to-four family	-	1
Non residential	135	-
Consumer loans	5	5
Commercial loans, including participations	-	101
Total recoveries on charged-off loans	140	107
Net charge-offs	272	909
Provision for loan losses	510	240
Ending allowance for loan losses	$ 1,919	$ 1,681
Average loans outstanding	$ 146,909	$ 70,168
Net charged-off loans to average loans	0.19 %	1.30 %

An analysis of the allowance for loan losses is performed monthly by management to assess the appropriate levels of allowance for loan losses. Specific reserves are established based upon review of individual borrowers identified in the classified loan list, establishing the probability of loss associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers. The remaining pool of loans, excluding those classified or delinquent is the source for the general loan loss reserve. Management evaluates this general reserve using loan loss statistics by various types of loans, as published periodically by the OTS, FDIC, the Banks' historical losses or by the Chief Credit Officer's recommendations and multiplying such loss percentages to the Banks' distribution of portfolio balances since management believes this will be representative of future losses inherent in the portfolio. The calculated reserve is compared to the Banks' existing reserve to establish the provision necessary to bring the actual reserve balance in compliance with the findings of the allowance analysis performed by management. The following is a breakdown of the loans identified in the review which are classified as non-performing as of December 31, 2004:

	December 31, 2004	
	Number of Loans	Balances
Residential mortgage	18	$ 1,257,942
Consumer secured	9	287,864
Commercial secured	10	362,459
Total	37	$ 1,908,265

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	December 31,		Percent of Loans to Total	
	2004	2003	2004	2003
	(Dollars in thousands)			
Real estate mortgages:				
One-to-four family	$ 432	$ 397	28.36 %	31.73 %
Non residential	237	340	20.69 %	23.02 %
Home Equity	110	40	21.50 %	16.05 %
Consumer	321	167	5.77 %	7.09 %
Commercial	819	737	23.68 %	22.11 %
Total	$ 1,919	$ 1,681	100.00 %	100.00 %

FUNDING SOURCES

The Banks' primary funding source is its base of core customer deposits, which includes interest and non-interest bearing demand deposits, savings accounts, money market accounts and certificates of deposit. Other sources of funds have been through advances from FHLB. The following table presents information with respect to the average balances of these funding sources.

The Banks' average total deposits were $162,041,000 for the year ended December 31, 2004, compared to $93,822,000 for the year ended December 31, 2003. The 2004 averages include a combined 12 month year to date period for the banks versus a 12 month year to date period for Shelby County Bank and a two month year to date period for Paramount Bank for 2003. Management continues to emphasize the benefits of gathering non-certificate depository funding as a means of decreasing the Banks' overall funding costs, improving levels of fee income derived from depository relationships, and encouraging a stronger relationship with its customer base. By acquiring primary transaction accounts, the Banks are less susceptible to loss of accounts during periods of volatile interest rates.

FUNDING SOURCES—AVERAGE BALANCES

	Year Ended December 31, 2004	2003
	(Dollars in thousands)	
Core Deposits:		
Non-interest bearing demand and NOW accounts	$ 38,461	$ 24,137
Money market accounts	21,310	14,370
Savings accounts	6,948	7,172
Certificates of deposit	95,322	48,143
Total deposits	162,041	93,822
FHLB advances and other borrowings	21,861	12,755
Total funding sources	$ 183,902	$ 106,577

FUNDING SOURCES—YIELDS

	Year Ended December 31, 2004	2003	Percentage Change 2004 to 2003
Core Deposits:			
Non-interest bearing demand and NOW accounts	0.67 %	0.84 %	(20.24)%
Money market accounts	1.61 %	1.52 %	5.92 %
Savings accounts	0.92 %	0.98 %	(6.12)%
Certificates of deposit	2.83 %	3.45 %	(17.97)%
Total deposits	2.29 %	2.47 %	(7.29)%
FHLB advances and other borrowings	3.35 %	3.12 %	7.37 %
Total funding sources	2.43 %	2.55 %	(4.71)%

	Minimum Range of Opening Balances	Balance December 31, 2004	% of Deposits	Weighted Average Rate
		(Dollars in thousands)		
Withdrawable:				
Savings accounts	$5 - $100	$ 7,336	4.31 %	1.06 %
Non-interest bearing checking	25 - 50	18,972	11.14 %	-
NOW accounts	50 - 500	16,852	9.89 %	0.69 %
Money market accounts	1,000 - 10,000	20,207	11.86 %	1.73 %
Total withdrawable		63,367	37.20%	
Certificates (original terms):				
12 months or less	Various	19,497	11.45 %	2.49 %
13 to 36 months	50 - 1,000	30,078	17.66 %	2.92 %
37 months and greater	50 - 1,000	22,042	12.94 %	5.16 %
Jumbo certificates	100,000	35,346	20.75 %	3.68 %
Total certificates		106,963	62.80%	3.55 %
Total deposits		$ 170,330	100.00%	

CERTIFICATES OF DEPOSITS, BY RATE

	December 31, 2004 (Dollars in thousands)
Under 3%	$ 45,949
3% to 3.99%	34,839
4% to 4.99%	8,074
5% to 5.99%	1,022
6% to 6.99%	4,039
7% and over	13,040
	$ 106,963

CERTIFICATES OF DEPOSITS, BY RATE AND TERM

	One Year or Less	Two Years	Three Years	Greater than Three Years	Total
			(Dollars in thousands)		
Under 3%	$ 40,391	$ 4,339	$ 1,207	$ 12	$ 45,949
3% to 3.99%	16,641	5,857	6,724	5,617	34,839
4% to 4.99%	312	1,684	2,116	3,962	8,074
5% to 5.99%	243	775	4	-	1,022
6% to 6.99%	1,180	2,859	-	-	4,039
7% and over	6,409	6,235	327	69	13,040
	$ 65,176	$ 21,749	$ 10,378	$ 9,660	$ 106,963

TIME DEPOSITS OF $100,000 AND OVER

	December 31,	
	2004	2003
	(Dollars in thousands)	
Three months or less	$ 8,762	$ 3,368
Greater than three months through six months	2,406	203
Greater than six months through twelve months	14,072	8,460
Over twelve months	10,106	14,357
Total	$ 35,346	$ 26,388

FHLB ADVANCES

	At or for the Year Ended December 31,	
	2004	2003
	(Dollars in thousands)	
FHLB advances outstandings at end of year	$ 15,091	$ 16,878
Average balance for year	17,815	15,244
Maximum amount outstanding at any month-end during the year	18,253	16,878
Weighted average interest rate during the year	2.93 %	3.08 %
Weighted average interest rate at end of year	3.25 %	3.41 %

LIQUIDITY AND RATE SENSITIVITY

The Company's liquidity position is the primary source of additional capital for infusion into its banking subsidiaries. During the year ended December 31, 2004, the Banks have significantly increased their use of funds as a result of increased loan demand and maturities of higher interest rate certificates of deposit. Due to the Company's current liquidity sources, and although there were private placements of common stock during the third quarter 2002, the first quarter of 2003 and the rights offering and borrowing related to the acquisition of Paramount Bank in the fourth quarter of 2003, the Company does anticipate the need for additional external funding over the next twelve months. Several alternatives will be considered, including, but not limited to, a private placement of equity, additional bank borrowing and a private placement of preferred stock securities, either convertible or nonconvertible. The Company will attempt to raise enough capital to satisfy its current operating and regulatory needs, with a minimum amount of dilution to our current shareholders.

The primary function of liquidity and interest rate sensitivity management is to provide for and assure an ongoing flow of funds that is adequate to meet all current and future financial needs of the Banks. Such financial needs include funding credit commitments, satisfying deposit withdrawal requests, purchasing property and equipment and paying operating expenses. The funding sources of liquidity are principally the maturing assets, payments on loans issued by the Banks, net deposit growth, and other borrowings. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations along with ensuring a dependable funding base. Alternative sources of liquidity include acquiring jumbo certificates resulting from local government bidding, liquidation of marketable investment securities, sales and/or securitization of pools of loans, and additional draws against available credit at the FHLB.

Rate sensitivity analysis places each of the Banks' balance sheet components in its appropriate maturity and/or repricing frequency, thus allowing management to measure the exposure to changes in interest rates. The Banks are required to provide quarterly reporting to the Office of Thrift Supervision (OTS) in the form of Schedule CMR, which accompanies the Banks' filing of the Thrift Financial Report (TFR). This data is modeled by the OTS and is reported back to the Banks representing the Banks' NPV (net portfolio value), which reflects the economic value of the Banks' balance sheet when discounted against current market rates and assumptions regarding prepayments and other factors influencing cash flows of the financial instruments contained therein. The base value is then shocked against assumed changes in market interest rates with particular attention to the scenario of rates increasing 200 basis points. This information is reviewed by management to determine appropriate action to be taken to reposition the balance sheet to reduce the sensitivity of the institution. The results of the OTS modeling and management's strategies are then presented to the Board of Directors to establish the Banks' status with regard to its Asset/Liability and Interest Rate Sensitivity policies.

The Banks' Asset/Liability Committees, which set forth guidelines under which the Banks manage funding sources, their investments and loan portfolios, are responsible for monitoring the Banks' sensitivity measures. The objective of these committees is to provide for the maintenance of an adequate net interest margin, appropriate NPV levels, and adequate level of liquidity to keep the Banks sound and profitable during all stages of an interest rate cycle. The Presidents of each Bank have been authorized by the Boards of Directors to perform the daily management functions related to asset/liability management and investment trading activities for the Banks.

At December 31, 2004, $95,906,000 of the loan portfolio is due to mature or reprice within one year, compared to $70,619,000 of the portfolio at December 31, 2003. In the investment securities category, $13,224,000 of the portfolio matures or reprices within one year, compared to $16,210,000 at December 31, 2003. The adjustable rate mortgages prepaid at a slower speed during 2004 compared to 2003, however fixed rate financing could still be acquired at favorable rates to the consumer. The repayment of this portion of the portfolio was $6,692,000 in 2004 compared to $9,845,000 in 2003. There were also net sales and maturities of available-for-sale securities of $9,394,000 and a maturity of a held-to-maturity security of $130,000 in 2004, compared to net purchases of available-for-sale securities of $11,234,000 in 2003.

The Banks use the same credit policies and collateral requirements in making commitments as they do for on-balance sheet financial instruments. The following table details the amounts and expected maturities of significant commitments as of December 31, 2004.

	One Year or Less	One to three years	Three to five years	Over five years	Total
	(Dollars in thousands)				
Commitments to extend credit:					
Commercial	$ 13,086	$ 384	$ 237	$ 420	$ 14,127
Residential real estate	5,889	83	-	-	5,972
Revolving Home Equity	13,461	-	-	-	13,461
Other	444	-	17	140	601
Standby letters of credit	140	-	-	-	140
Commercial letters of credit	227	1,139	-	232	1,598
Net commitments to sell mortgage loans and mortgage-backed securities	-	-	-	1,148	1,148
Principal maturities of term debt	83	1,000	1,000	1,917	4,000

Commitments to extend credit, including loan commitments, standby letters of credit, and commercial letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

Management's objective in interest rate sensitivity is to reduce the Banks' vulnerability to future interest rate fluctuations while providing for growth and stability of net interest margin.

The cumulative GAP ratio of the Banks on December 31, 2004 was 37.46% for interest rate sensitive assets and liabilities of ninety days or less and 16.16% for interest rate sensitive assets and liabilities for one year or less. These ratios show an overall improvement when compared to 2003 levels.

INTEREST RATE SENSITIVITY ANALYSIS

	1-90 Days	91-365 Days	1-5 Years	Beyond 5 years	Total
	(Dollars in thousands)				
Earning Assets:					
Investment securities	$ 9,881	$ 3,343	$ 15,953	$ 3,323	$ 32,500
FHLB stock	2,896				2,896
Interest-bearing deposits	1,543				1,543
Loans (excluding non-accruing)	85,514	10,392	36,746	22,867	155,519
Total earning assets	99,834	13,735	52,699	26,190	192,458
Interest-Bearing Liabilities:					
Savings and transaction deposits	2,913	10,106	23,044	8,332	44,395
Time deposits	17,850	44,396	44,518	199	106,963
Borrowed funds	1,606	3,269	10,035	4,608	19,518
Total interest-bearing liabilities	22,369	57,771	77,597	13,139	170,876
Interest rate sensitivity gap per period	$ 77,465	$ (44,036)	$ (24,898)	$ 13,051	
Cumulative interest rate gap	$ 77,465	$ 33,429	$ 8,531	$ 21,582	
Cumulative interest sensitivity gap as a percentage of total assets	37.46 %	16.16 %	4.13 %	10.44 %	

NET PORTFOLIO VALUE

	Amount	Change	Change	Ratio	Change
	(Dollars in thousands)				
+300 bp	$ 20,773	$ (2,233)	-10%	10.26 %	-74 bp
+200 bp	21,728	(1,278)	-6%	10.61 %	-39 bp
+100 bp	22,471	(535)	-2%	10.85 %	-15 bp
0 bp	23,006			11.00 %	
-100 bp	22,713	(293)	-1%	10.79 %	-21 bp

The OTS' Net Portfolio Value model data for December 31, 2004 excluded the –200 bp and –300 bp scenarios because of the abnormally low prevailing interest rate environment.

OFF BALANCE SHEET COMMITMENTS

The Company currently does not have any off balance sheet commitments, other than letters of credit as previously discussed in Liquidity And Rate Sensitivity and in Note 14 to the consolidated financial statements.

EFFECTS OF INFLATION

The assets and liabilities of a banking entity are unlike companies with investments in inventory, plant and equipment. Assets are primarily monetary in nature and differ from the assets of most non-financial services companies. The performance of a bank is affected more by changes in interest rates than by inflation.

Because of the relatively low rate of inflation over the past years, the impact upon the Company's balance sheet and levels of income and expense has been minimal.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Blue River Bancshares, Inc.
Shelbyville, Indiana

We have audited the accompanying consolidated balance sheet of Blue River Bancshares, Inc. (the "Company") as of December 31, 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Blue River Bancshares, Inc. as of and for the year ended December 31, 2003 were audited by other auditors whose report dated March 29, 2004 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Indianapolis, Indiana
March 14, 2005

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Blue River Bancshares, Inc. and Subsidiaries
Shelbyville, Indiana

We have audited the accompanying consolidated balance sheet of Blue River Bancshares, Inc. and subsidiaries (the "Company") as of December 31, 2003, and the consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Blue River Bancshares, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Indianapolis, Indiana

March 29, 2004

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
ASSETS:		
Cash and cash equivalents:		
Cash and due from banks	$ 3,572,243	$ 6,609,803
Interest-bearing deposits	1,542,765	1,192,500
Total cash and cash equivalents	5,115,008	7,802,303
Securities available for sale, at fair value	32,361,376	48,825,911
Securities held to maturity, (fair value $18,456 and $134,765)	19,073	134,663
Loans receivable, net of allowance for loan losses of $1,919,193 and $1,681,005	155,508,075	126,985,289
Stock in FHLB, at cost	2,896,400	2,765,500
Deferred income taxes, net	2,650,679	2,749,610
Premises and equipment, net	1,992,349	2,288,022
Other real estate owned	1,415,351	2,052,223
Accrued interest receivable and other assets	1,128,719	1,807,128
Core deposit intangible	379,306	427,066
Goodwill	3,159,051	2,972,743
TOTAL ASSETS	$ 206,625,387	$ 198,810,458

LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Interest bearing deposits	$ 151,358,006	$ 137,301,356
Non-interest bearing deposits	18,972,486	23,384,534
Fed funds purchased	427,000	-
Advances from FHLB	15,091,393	16,878,276
Note payable	4,000,000	4,000,000
Accrued interest and other liabilities	992,237	1,017,998
Total liabilities	190,841,122	182,582,164
COMMITMENTS (Note 14)		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued	-	-
Common stock, no par value, 15,000,000 shares authorized, 3,406,150 shares issued and outstanding	24,635,162	24,647,617
Accumulated deficit	(8,782,422)	(8,499,910)
Accumulated other comprehensive income/(loss)	(68,475)	80,587
Total shareholders' equity	15,784,265	16,228,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 206,625,387	$ 198,810,458

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INTEREST INCOME:		
Loans receivable	$ 8,422,269	$ 4,687,905
Taxable securities	1,487,619	1,299,780
Non-taxable securities	3,827	30,882
Interest-bearing deposits	73,315	50,113
Dividends from FHLB and other	122,918	116,393
Total interest income	10,109,948	6,185,073
INTEREST EXPENSE:		
Interest expense on deposits	3,221,400	2,069,986
Interest expense on FHLB advances and other borrowings	732,391	398,392
Total interest expense	3,953,791	2,468,378
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	6,156,157	3,716,695
PROVISION FOR LOAN LOSSES	510,000	240,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,646,157	3,476,695
NON-INTEREST INCOME:		
Service charges and fees on deposit accounts	307,904	217,747
Secondary market mortgage fees	399,700	68,880
Gain on sale of securities	154,286	229,312
Other	296,327	229,199
Total non-interest income	1,158,217	745,138
NON-INTEREST EXPENSE:		
Salaries and employee benefits	3,113,998	1,723,901
Premises and equipment	855,883	532,099
Data processing	599,837	469,195
Professional fees	419,843	386,522
Federal deposit insurance and OTS assessment	223,046	255,539
Advertising and promotion	140,938	54,538
Insurance	195,349	119,800
Loan costs	223,244	25,238
Directors fees	231,800	144,500
ORE and repossession	107,405	81,922
Merger expense	273,564	-
Core deposit intangible amortization	69,508	10,950
Other	632,471	318,688
Total non-interest expense	7,086,886	4,122,892
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	(282,512)	98,941
INCOME TAX EXPENSE (BENEFIT)	-	-
NET INCOME (LOSS)	$ (282,512)	$ 98,941
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$ (0.08)	$ 0.04
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING	3,406,150	2,470,799
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	3,406,150	2,472,886

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 2003 TO DECEMBER 31, 2004

	Comprehensive Income (Loss)	Number of Shares Outstanding	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholde Equity
BALANCE, January 1, 2003		1,859,802	$ 17,980,344	$ (8,598,851)	$ 491,285	$ 9,872,778
Net income	$ 98,941			98,941		98,941
Issuance of Common Stock		1,546,348	6,667,273			6,667,273
Other comprehensive loss:						
Unrealized loss on securities, net of reclassification adjustment	(410,698)				(410,698)	(410,698
COMPREHENSIVE LOSS	$ (311,757)					
BALANCE, December 31, 2003		3,406,150	24,647,617	(8,499,910)	80,587	16,228,294
Net loss	$ (282,512)			(282,512)		(282,512
Additional offering costs from rights offering			(12,455)			(12,455
Other comprehensive loss:						
Unrealized loss on securities, net of reclassification adjustment	(149,062)				(149,062)	(149,062
COMPREHENSIVE LOSS	$ (431,574)					
BALANCE, December 31, 2004		3,406,150	$ 24,635,162	$ (8,782,422)	$ (68,475)	$ 15,784,265

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (282,512)	$ 98,941
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and purchase accounting amortization	(247,219)	473,338
Net amortization (accretion) of securities	271,543	331,630
Gain on sale of securities available for sale	(154,286)	(229,312)
Gain on sale of real estate owned	(24,211)	(99,041)
Impairment charge to premises and equipment	-	(981)
Gain on sale/disposal of premises and equipment	(17,801)	-
Provision for loan losses	510,000	240,000
FHLB stock dividends	(130,900)	(60,245)
Changes in assets and liabilities:		
Accrued interest receivable	18,093	(334,551)
Other assets	565,066	(784,562)
Other liabilities	68,869	131,625
Net cash from operating activities	576,642	(233,158)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payment for Unified Banking Company acquisition, net of cash acquired	(13,875)	(6,787,154)
Loans funded, net of collections	(29,671,906)	(13,705,189)
Maturities and paydowns of securities available for sale and held to maturity	10,699,879	9,844,658
Proceeds from sale of securities available for sale	28,059,590	13,742,747
Purchase of securities available for sale	(22,540,293)	(24,976,418)
Purchase of premises and equipment	(123,666)	(49,139)
Proceeds from sales of premises and equipment	148,783	-
Proceeds from sale of real estate owned	1,060,021	546,051
Net cash from investing activities	(12,381,467)	(21,384,444)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock, net of offering costs of $416,953	-	6,667,273
Additional offering costs from proceeds of rights offering	(12,455)	-
Net change in fed funds purchased	427,000	-
Repayment of FHLB advances	(86,917,326)	(4,053,648)
Proceeds from FHLB advances	85,147,975	6,000,000
Proceeds from Note payable	-	4,000,000
Net increase in deposits	10,472,336	13,367,202
Net cash from financing activities	9,117,530	25,980,827
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,687,295)	4,363,225
CASH AND CASH EQUIVALENTS, Beginning of year	7,802,303	3,439,078
CASH AND CASH EQUIVALENTS, End of year	$ 5,115,008	$ 7,802,303
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 3,900,722	$ 2,239,000
Income tax (refunded) paid	$ -	$ -
Net Loans transferred to other real estate owned	$ 398,938	$ 425,000

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Blue River Bancshares, Inc. (the "Company") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking and thrift industry. A summary of the more significant accounting policies follows:

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Shelby County Bank and Paramount Bank (collectively the "Banks") and the wholly owned subsidiaries of Shelby County Bank. All significant intercompany balances and transactions have been eliminated.

Description of Business—The Banks provide financial services to south central Indiana through its main office in Shelbyville and three other full service branches in Shelbyville, Morristown, and St. Paul, Indiana and to the city of Lexington, and Fayette County, Kentucky through one office located in Lexington, Kentucky.

The Banks are subject to competition from other financial institutions and other financial services providers and are regulated by certain federal agencies and undergo periodic examinations by those regulatory authorities. (See Note 12).

On September 22, 2003 the OTS issued a letter to Shelby County Bank indicating its "troubled condition" status (previously imposed by the OTS on July 10, 2000) had been lifted, and that restrictions associated with the "troubled condition" status had been removed. In a separate letter dated September 22, 2003 the OTS informed Blue River Bancshares, Inc. that its "troubled condition" status (previously imposed by the OTS on February 7, 2001) had been lifted, and associated restrictions no longer applied.

Acquisition - On November 17, 2003, Blue River Bancshares, Inc. acquired Paramount Bank (formerly known as Unified Banking Company) of Lexington, Kentucky, a wholly owned subsidiary of Unified Financial Services, Inc. The results of operations and financial position were included in the Company's consolidated financial statements beginning November 1, 2003 as if the transaction was effective November 1, 2003. Total assets of $86.2 million were acquired and total liabilities of $77.7 million were assumed accounted for as a purchase.

Affiliation and Merger - On August 31, 2004, the Company and Heartland Bancshares, Inc. ("Heartland"), Franklin, Indiana, entered into an Agreement of Affiliation and Merger which provided for Heartland to merge with and into to the Company. The banking subsidiaries, of the Company and Heartland, Shelby County Bank and Heartland Community Bank, respectively, were also intended to merge their operations pursuant to the merger agreement. On February 10, 2005, the Company and Heartland mutually agreed to terminate the merger agreement and certain other related agreements including the reciprocal stock option agreements entered into by the Company and Heartland in connection with the merger agreement. During the third and fourth quarters of 2004, the Company incurred costs of $274,000 related to the merger with Heartland Bancshares, Inc. These costs were expensed by the Company since it was expected that Heartland would be the acquiring entity in the merger for accounting purposes.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses, valuation of real estate owned, and the deferred tax valuation allowance.

Cash and Cash Equivalents—All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Securities—Securities are required to be classified as held to maturity, available for sale or trading. Debt securities that the Banks have the positive intent and ability to hold to maturity are classified as held to maturity. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale. Only those securities classified as held to maturity are reported at amortized cost, with those available for sale reported at fair value with unrealized gains and losses excluded from earnings and reported as other comprehensive income (loss). Premiums and discounts are amortized over the contractual lives of the related securities using the level yield method. Gain or loss on sale of securities is based on the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and an allowance for loan losses. Interest on loans is accrued over the term of the loans on a level yield basis. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business.

Nonrefundable loan origination fees, net of certain direct loan origination costs, are deferred and recognized as a yield adjustment over the life of the underlying loan. Any unamortized net fees on loans sold are included as part of the gain (loss) on sale of loans at time of sale.

Generally, any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. In the event that a loan is classified as impaired in accordance with SFAS 114, "*Accounting by Creditors for Impairment of a Loan*" before it is 90 days past due, the Company will discontinue accruing interest unless the loan is well secured and in the process of collection. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.

Allowance for Loan Losses—A provision for probable incurred losses on loans is charged to operations based upon management's evaluation of the probable losses. Such an analysis of the allowance for loan losses is performed quarterly by management to assess the appropriate levels of allowance for loan losses. This analysis is performed to recognize specific reserves allocated to classified assets. Specific reserves are established based upon an analysis of individual borrowers identified in the classified loan list, establishing the probability of loss associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers. The remaining pool of loans, excluding those classified or delinquent is the source for the general loan loss reserve. Management evaluates this general reserve using loan loss statistics by various types of loan categories, as published periodically by the OTS and FDIC, the Banks' historical losses, or recommendations by the Chief Credit Officer and multiplying such loss percentages to the Banks' distribution of portfolio balances. The calculated reserve is compared to the Banks' existing reserve to establish the provision necessary to bring the actual reserve balance in compliance with the findings of the allowance analysis. Such an analysis is susceptible to changes that could result in a material adjustment in the near term. While management endeavors to use the best information available in making its evaluations, future allowance adjustments may be necessary if conditions change substantially from the assumptions used in making the evaluations.

FHLB Stock—Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged to secure FHLB advances.

Real Estate Owned— Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure which provides the Banks fee simple ownership. Real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. The Banks then have the ability to sell the property. When property is acquired, it is recorded at the lower of cost or estimated fair value at the date of acquisition, with any resulting write-down charged against the allowance for loan losses. Any subsequent deterioration of the property is charged directly to real estate owned expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense as incurred.

Premises and Equipment—Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives that range from 2 to 40 years.

Income Taxes—The Company and its wholly owned subsidiaries file consolidated income tax returns. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations.

Income Tax Valuation Allowance— The Company establishes valuation allowances in accordance with the provisions of SFAS 109, "Accounting for Income Taxes". The Company continually reviews the adequacy of the valuation allowance and will recognize the benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

Earnings per Common Share—Income (loss) per share of common stock is based on the weighted average number of basic shares and dilutive shares outstanding during the year.

The following is a reconciliation of the weighted average common shares for the basic and diluted income (loss) per share computations:

	December 31,	
	2004	2003
Basic earnings per share:		
Weighted average common shares	3,406,150	2,470,799
Diluted earnings per share:		
Weighted average common shares	3,406,150	2,470,799
Dilutive effect of stock options	-	2,087
Weighted average common and incremental shares	3,406,150	2,472,886

During the years ended December 31, 2004 and 2003, 217,350 and 171,350 stock options were not considered in the calculation of the dilutive effect of stock options as they were anti-dilutive.

Comprehensive Income—Reclassification adjustments have been determined for all components of other comprehensive income (loss) reported in the consolidated statements of changes in shareholders' equity. Amounts presented within those statements for the years ended December 31, 2004 and December 31, 2003 are as follows:

	2004	2003
Other comprehensive income (loss):		
Net unrealized holding gains (losses)	$ (89,406)	$ (452,447)
Less reclassification adjustment for (gains) losses realized	(154,286)	(229,312)
Other comprehensive income (loss) before income tax	(243,692)	(681,759)
Income tax benefit (expense) related to items of other comprehensive income	94,630	271,061
Other comprehensive income (loss), net of tax	$ (149,062)	$ (410,698)

Segment Information—The Company has disclosed all required information relating to its one operating segment, community banking.

Stock Based Compensation—At December 31, 2004, the Company had stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and income (loss) per share if the company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	2004	2003
Net income (loss):		
Net income (loss) as reported	$ (282,512)	$ 98,941
Deduct total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(32,701)	(79,450)
Pro forma, net income (loss)	$ (315,213)	$ 19,491
Net earnings (loss) per share:		
Basic earnings (loss) per share	$ (0.08)	$ 0.04
Dilutive earnings (loss) per share	$ (0.08)	$ 0.04
Pro forma earnings (loss) per share:		
Basic earnings (loss) per share	$ (0.09)	$ 0.01
Dilutive earnings (loss) per share	$ (0.09)	$ 0.01

Goodwill and Other Intangible Assets—Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of tangible assets and liabilities and indentifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified. Other intangible assets consist of core deposit intangible assets arising from whole bank acquisitions. They are initially measured at fair value and then amortized on an accelerated method over their estimated useful lives.

The following table shows changes in carrying amounts of goodwill and core deposit intangibles for the year ended December 31, 2004:

	Core Deposit Intangible	Goodwill
Balance as of January 1, 2003	-	-
Acquisition of Unified Banking Company	$ 438,016	$ 2,972,743
Less amortization, 2003	(10,950)	-
Balance as of December 31, 2003	427,066	2,972,743
Less amortization, 2004	(69,508)	-
Completion purchase accounting adjustment	21,748	186,308
Balance as of December 31, 2004	$ 379,306	$ 3,159,051

Projected annual intangible amortization for the years 2005 through 2010 is included in the table as follows:

2005	68,964
2006	68,964
2007	68,964
2008	68,964
2009	68,964
2010	34,486
Total	$ 379,306

Loan Commitments and Related Financial Instruments— Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loss Contingencies— Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements

Dividend Restriction— Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. These restrictions pose no practical limit on the ability of the bank or holding company to pay dividends at historical levels.

New Accounting Pronouncements—There were no new accounting pronouncements adopted in 2004 which had a material impact on the Company's financial statements.

Newly Issued Accounting Pronouncements But Not Yet Effective—FAS 123, Revised, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after December 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $27,000 in 2006. There will be no significant effect on financial position as total equity will not change.

FAS 153 modifies an exception from fair value measurement of non-monetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets, and applies for fiscal years beginning after June 15, 2005.

SOP 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made.

The effect of these other new standards on the Company's financial position and results of operations is not expected to be material upon and after adoption.

Reclassification—Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

2. SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2004:			
Mortgage-backed securities	$ 22,094,541	$ 83,765	$ (75,072)
Obligations of State and Political Subdivisions	396,075	-	(1,188)
U.S. Treasury and agency securities	9,870,760	2,500	(129,375)
Total available for sale	$ 32,361,376	$ 86,265	$ (205,635)

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2003:			
Mortgage-backed securities	$ 30,615,749	$ 283,900	$ (29,476)
Corporate bonds	1,225,475	22,248	(21,997)
Obligations of State and Political Subdivisions	1,105,317	11,026	(10,045)
U.S. Treasury and agency securities	15,879,370	88,445	(219,779)
Total available for sale	$ 48,825,911	$ 405,619	$ (281,297)

The carrying amount, unrecognized gains and losses and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2004:				
Mortgage-backed securities	$ 19,073	$ -	$ (617)	$ 18,456
Total held to maturity	$ 19,073	$	$ (617)	$ 18,456

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2003:				
Mortgage-backed securities	$ 34,663	$ 102	$ -	$ 34,765
Municipal bonds	100,000	-	-	100,000
Total held to maturity	$ 134,663	$ 102	$	$ 134,765

The carrying value of mortgage-backed securities, corporate bonds, and U.S. treasury and agencies at December 31, 2004 are shown below by their contractual maturity date. Actual maturities will differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale Fair Value	Held to Maturity Amortized Cost	Held to Maturity Fair Value
Due after one year through five years	$ 396,075	$ 4,090	$ 3,799
Due after five years through ten years	8,868,260	-	-
Due after ten years	23,097,041	14,983	14,657
Total	$ 32,361,376	$ 19,073	$ 18,456

Securities totaling approximately $11.1 million are pledged to secure Federal Home Loan Bank advances (see Note 6).

The following tables provide the gross unrealized losses and fair value aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31 (dollars in thousands):

	Less than 12 months		12 months or more		Total	
2004:	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
Available for Sale:						
U.S. Treasury and agency securities	$ 5,932	$ (66)	$ 2,936	$ (63)	$ 8,868	$ (129)
Agency mortgage-backed securities	15,586	(68)	677	(7)	16,263	(75)
Other bonds, note and debentures	396	(1)	-	-	396	(1)
Total	$21,914	$ (135)	$ 3,613	$ (70)	$25,527	$ (205)
2004:						
Held to Maturity						
Agency mortgage-backed securities	-	-	18	(1)	18	(1)
Total	$ 0	$ 0	$ 18	$ (1)	$ 18	$ (1)

	Less than 12 months		12 months or more		Total	
2004:	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
Available for Sale:						
U.S. Treasury and agency securities	$ 11,777	$ (220)			$ 11,777	$ (220)
Agency mortgage-backed securities	8,127	(26)	$ 91	$ (3)	8,218	(29)
Other bonds, note and debentures	811	(32)	-	-	811	(32)
Total	$ 20,715	$ (278)	$ 91	$ (3)	$ 20,806	$ (281)

As of December 31, 2004, there were a total of $25,527,000 securities in an unrealized loss position, 98% of which were comprised of securities issued by U.S. Government agencies, U.S. Government sponsored agencies and agency mortgage-backed securities. The Company believes that the price movements in these securities are dependent upon the fluctuations in market interest rates given the negligible inherent credit risk of these securities. At December 31, 2004, the percentage of unrealized losses in the available-for-sale security portfolio represented by bonds was 2%. No credit issues have been identified that cause management to believe the declines in the market value are other than temporary.

During the years ended December 31, 2004 and 2003 the gross realized gains on securities was $222,590 and $230,613. The gross losses were $68,304 and $1,301.

3. LOANS RECEIVABLE

Loans receivable at December 31 by major categories are as follows:

	2004	2003
Real estate mortgage loan:		
One-to-four family	$ 44,643,438	$ 40,826,997
Non Residential	32,578,619	29,624,474
Home equity loans	33,852,662	20,646,169
Consumer loans	9,076,135	9,122,657
Commercial loans	37,276,414	28,445,997
Less allowance for loan losses	(1,919,193)	(1,681,005)
	$155,508,075	$ 126,985,289

Activity in the allowance for loan losses for the years ended December 31 is as follows:

	2004	2003
Beginning balance	$ 1,681,005	$1,717,072
Acquisition of Paramount Bank	-	633,297
Provision for loan losses	510,000	240,000
Charge-offs	(411,595)	(1,015,769)
Recoveries	139,783	106,405
Ending balance	$ 1,919,193	$1,681,005

As of December 31, 2004 and 2003, loans which were impaired in accordance with SFAS 114 and SFAS 118 totaled approximately $462,000 and $901,000, respectively. Currently, all loans considered impaired are on non-accrual. Specific reserves for credit losses allocated to these impaired loans totaled approximately $187,000 and $892,000 as of December 31, 2004 and 2003, respectively. The Banks' policy for recognizing income on impaired loans is to accrue interest until a loan is classified as impaired. For loans that are determined to be impaired, interest accrued in excess of 90 days past the due date is charged against current earnings. As of December 31, 2004 and 2003, loans which had interest accrued in excess of 90 days and which continued to accrue interest were $1,446,000 and $1,094,000 respectively. No interest is accrued after a loan is classified as impaired. All payments received for loans which are classified as impaired are utilized to reduce the principal balance outstanding.

The average recorded investment in total impaired loans for the years ended December 31, 2004 and 2003 amounted to $914,000 and $1,036,000, respectively. Interest income that would have been recognized had such loans been performing in accordance with their original terms would have been $56,000 and $50,000, respectively. Cash basis income received on impaired loans was $15,000 and $32,000 for 2004 and 2003.

4. PREMISES AND EQUIPMENT

Premises and equipment at December 31 consists of the following:

	2004	2003
Land and improvements	$ 289,384	$ 288,009
Buildings and improvements	1,701,209	1,664,342
Furniture and equipment	2,105,343	1,707,157
	4,095,936	3,659,508
Less accumulated depreciation	(2,103,587)	(1,371,486)
	$ 1,992,349	$ 2,288,022

Depreciation expense was $288,357 and $203,297 for 2004 and 2003.

5. DEPOSITS

Deposits at December 31 are as follows:

	2004		2003	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Passbook Savings Account	$ 7,335,981	1.06 %	$ 6,865,440	0.78 %
Non-interest Bearing Checking	18,972,486	-	23,384,534	-
Interest-Bearing Demand Deposit Accounts	16,851,891	0.69 %	17,072,590	0.60 %
Money Market Accounts	20,206,748	1.73 %	20,622,519	1.50 %
Total Transaction Accounts	63,367,106	0.86 %	67,945,083	0.69 %
Certificate Accounts by Original Term:				
Under 12 Months	7,526,952	1.75 %	36,664,890	2.61 %
12 to 23 Months	36,922,839	2.57 %	15,086,844	3.28 %
24 to 35 Months	23,139,793	2.95 %	21,600,626	4.73 %
36 to 59 Months	11,817,045	3.91 %	5,484,451	4.56 %
Over 60 Months	27,556,757	5.71 %	13,903,996	5.25 %
	106,963,386	3.55 %	92,740,807	3.73 %
	$ 170,330,492	2.55 %	$ 160,685,890	2.85 %

A summary of time deposit accounts by scheduled maturities at December 31, 2004 is as follows:

	2005	2006	2007	2008	2009	Thereafter	Total
Under 3%	$ 40,390,723	$ 4,338,624	$ 1,206,894	$ 12,477	$ 0	$ 0	$ 45,948,718
3% - 3.99%	16,640,025	5,857,143	6,724,099	3,377,964	2,239,766	-	34,838,997
4% - 4.99%	312,668	1,684,365	2,115,955	2,074,848	1,829,303	57,349	8,074,488
5% - 5.99%	243,388	775,367	3,684	-	-	-	1,022,439
6% - 6.99%	1,179,838	2,858,695	-	-	-	-	4,038,533
Over 7%	6,408,906	6,235,087	327,394	6,632	1,138	61,054	13,040,211
	$ 65,175,548	$ 21,749,281	$ 10,378,026	$ 5,471,921	$ 4,070,207	$ 118,403	$ 106,963,386

Time deposits of $100,000 and over at December 31, 2004 are as follows:

Three Months or Less	$ 8,762,501
Greater than Three Months Through Six Months	2,405,546
Greater than Six Months Through Twelve Months	14,071,648
Over Twelve Months	10,106,291
Total	$ 35,345,986

Time deposits of $100,000 and over at December 31, 2003 are as follows:

Three Months or Less	$ 3,367,694
Greater than Three Months Through Six Months	202,605
Greater than Six Months Through Twelve Months	8,460,405
Over Twelve Months	14,357,167
Total	$ 26,387,871

A summary of interest expense for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Account type:		
Passbook Savings Accounts	$ 64,095	$ 69,943
Interest-Bearing Demand Deposit Accounts	115,800	119,282
Money Market Accounts	344,056	217,931
Certificates	2,697,449	1,662,830
	$ 3,221,400	$ 2,069,986

6. FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances at December 31 are as follows:

Fiscal Year Maturity	2004 Amount	2004 Weighted Average Interest Rates	2003 Amount	2003 Weighted Average Interest Rates
2004	$ -	$ -	$ 4,000,000	2.39%
2005	3,653,000	2.33%	1,000,000	3.15%
2006	3,000,000	2.64%	3,000,000	2.64%
2007	5,000,000	3.53%	5,000,000	3.53%
2009	400,000	3.09%	-	-
2012	1,645,847	4.36%	2,161,585	4.36%
2017	1,243,979	4.71%	1,550,592	4.71%
Purchase premium	148,567	-	166,099	-
	$ 15,091,393	3.25%	$ 16,878,276	3.41%

The advances from the Federal Home Loan Bank ("FHLB") are collateralized by mortgage loans and investment securities pledged by the Bank. The total mortgage loans and investment securities pledged at December 31, 2004 and 2003 were $21,600,000 and $38,000,000, respectively. In 2004, the FHLB has assigned Wachovia Bank, N.A. to hold original notes and mortgages of the pledged loan products. The FHLB provides safekeeping services related to the pledged investment securities. All FHLB advances are due at maturity and are neither callable nor convertible.

7. OTHER BORROWINGS

The Company has a note payable with Union Federal Bank in the amount of $4,000,000 at December 31, 2004, which matures on November 19, 2013. The note requires interest-only payments through November 19, 2005. The note accrues interest for the full term of the loan at a variable rate based on prime plus a margin. The interest rate was 5.75% at December 31, 2004. Beginning on November 19, 2005, and continuing on the 19th day of each calendar month thereafter until the note is paid in full, the Company will make a payment of principal and interest invoiced by the lender each month that represents the level monthly payment amount to pay interest at the interest rate in effect during the prior month and amortize the remaining outstanding principal amount over the period ending on November 19, 2013. The Company used the funds to acquire Paramount Bank. The note is secured by the capital stock of the Banks. Under the terms of the agreement, the Company is bound by certain restrictive debt covenants relating to earnings, net worth and various financial ratios. As of December 31, 2004, the Company was in compliance with the debt covenants. The Company also has on deposit $508,000 at the lending bank, which will be used for principal and interest payments beginning in November 2005.

Paramount Bank also has a line of credit of $4.8 million at Bankers Bank of Kentucky which represents 50% of the bank's unimpaired capital and surplus. As of December 31, 2004, Paramount Bank utilized $427,000 of that line of credit in the form of overnight federal funds purchased.

8. STOCK OPTION PLANS

The Company has adopted separate stock option plans for Directors of the Company and subsidiaries (the *1997 Directors' Stock Option Plan* and the *2000 Directors' Stock Option Plan*) and the officers and key employees of the Company and subsidiaries (the *1997 Key Employee Stock Option Plan, 2000 Key Employee Stock Option Plan* and the *2002 Key Employee Stock Option Plan*). The Company has also adopted a plan for the directors, officers and key employees of the Company and its subsidiaries (the *2004 Stock Option Plan*). The Company has reserved a total of 62,400 shares pursuant to the Directors' Stock Option Plans and 103,000 shares pursuant to the Key Employee Stock Option Plans. The maximum number of shares to be delivered upon exercise of all options granted under the 2004 Plan will not exceed seven percent of the outstanding shares of the Company, from time to time less the number of shares covered by outstanding or exercised options under the Key Employees Stock Option Plans or the Directors' Stock Option Plans.

The option exercise price per share for the 1997 Directors' Stock Option Plan is the greater of $12.00 per share or the fair value of a share on the date of grant. The option exercise price for the 2000 Director's Stock Option Plan is the greater of $8.27 per share or the fair value of a share on the date of the grant. The option exercise price for the Key Employee Stock Option Plans is the fair value of a share on the date of grant. The option exercise price per share for each incentive stock option granted under the 2004 Stock Option Plan will be determined by the Compensation Committee of the Board of Directors of the Company, but will not be less than the fair market value of the shares on the date on which the option was granted. In the case of officers and employees of the Company, who on the date that the incentive stock option was granted, owned more than 10% of the total combined voting power of all classes of stock of the Company ("10% Shareholders"), the exercise price shall not be less than 110% of the fair market value of the shares on the date on which the option was granted. The option exercise price per share for each nonqualified stock option granted under the 2004 Stock Option Plan will be determined by the Compensation Committee of the Board of Directors of the Company, but will not be less than the fair market value of the shares on the date on which the option was granted.

The stock options granted under the Directors' Stock Option Plans and the Key Employee Stock Option Plans are exercisable at any time within the maximum term of five years for incentive stock options and ten years for non-qualified stock options of the Key Employee Stock Option Plans and fifteen years under the Directors' Stock Option Plans from the grant date. The options are nontransferable and are forfeited upon termination of employment or as a director. The nonqualified stock options and the incentive stock options granted to persons other than 10% Shareholders under the 2004 Stock Option Plan are, subject to the vesting schedule established by the Compensation Committee, exercisable at any time up to 10 years from the date of grant. Incentive Stock Options granted to 10% Shareholders must be exercised within 5 years of the date of grant. Except under the limited circumstances described in the 2004 Stock Option Plan, the options are nontransferable and are forfeited upon termination of employment or as a director.

The following is an analysis of the activity for the years ended December 31, 2004 and 2003 and the stock options outstanding at the end of the respective years:

Options	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2003	146,350	$ 8.37
Granted	45,000	$ 7.61
Forfeited or expired	(500)	$ 12.00
Outstanding at December 31, 2003	190,850	$ 8.18
Granted	26,500	$ 6.00
Outstanding at December 31, 2004	217,350	$ 7.92

Exercise Price	Number of Shares		Weighted Average Exercise Price		Weighted-Average Remaining Life (In Years)
	Outstanding	Exercisable	Outstanding	Exercisable	
$ 4.75	19,500	11,700	$ 4.75	$ 4.75	8
5.25	49,500	30,700	5.25	5.25	8
6.00	26,500	6,000	6.00	6.00	9
6.30	15,000	5,300	6.30	6.30	9
8.27	45,000	27,000	8.27	8.27	8
12.00	61,850	61,850	12.00	12.00	4
Total	217,350	142,550	$ 7.92	$ 8.56	7.07

The number of shares exercisable at December 31, 2003 were 71,350 with a weighted average exercise price of $8.96. The weighted average fair value of options granted in the current year was $1.82 and $1.43 in 2004 and 2003, respectively. The fair value of the option grants is estimated on the date of grant using an option pricing model with the following weighted average assumptions for 2004 and 2003 grants respectively: risk-free interest rates of 2.25% and 3.20%, expected volatility of 31.32% and 32.05% and an expected life of 5 years.

9. INCOME TAXES

An analysis of the income tax provision for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Deferred	$ (109,320)	$ 10,000
Valuation allowance	109,320	(10,000)
	$ 0	$ 0

A reconciliation between the effective tax rate and the statutory tax rate for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
U.S. federal statutory rate	(34.0)%	34.0 %
State income tax, net of federal income tax benefit	(2.6)%	5.1 %
Tax exempt interest	(4.0)%	17.7 %
Increase in valuation allowance	38.7 %	(53.4)%
Other, net	1.9 %	(3.4)%
Effective Tax Rate	0.0 %	0.0 %

The significant components of the Company's net deferred tax asset as of December 31, 2004 and 2003 are as follows:

	2004	2003
Accrued expenses not currently deductible	$ 36,112	$ 15,298
Allowance for loan losses	1,622,569	1,574,396
Net operating loss carryforwards	1,789,209	1,805,856
Investment securities available for sale	50,896	(43,732)
Other, net	22,690	(173,034)
Fair market value of net assets acquired allocated for financial reporting purposes to deposits	23,371	521,446
Fair market value of net assets acquired allocated for financial reporting purposes to loans	(34,848)	(200,620)
Valuation allowance	(859,320)	(750,000)
Net deferred tax asset	$2,650,679	$ 2,749,610

The Company has recorded a valuation allowance against a portion of the deferred tax assets because management believes it is more likely than not that a portion of the benefit associated with the deferred tax asset will not be realized. The Company recorded changes in its valuation allowance to offset changes in the deferred tax assets, resulting in no income tax expense for the years ended December 31, 2003 or 2004. The Company has generated federal net operating loss carryforwards of approximately $4.5 million, if unused will begin to expire in 2020 through 2024. The Company has generated net state operating loss carryforwards of approximately $4.4 million, if unused will begin to expire in 2015 through 2019.

Under the Internal Revenue Code, prior to 1997, the Company was allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. Subject to certain limitations, the allowable bad debt deduction was computed based on one of two alternative methods: (1) a percent of taxable income before such deduction or (2) loss experience method. The Company generally computed its annual addition to its tax bad debt reserves using the percentage of taxable income prior to 1997. Beginning in fiscal 1997, the Company is no longer allowed a special bad debt deduction using the percentage of taxable income method and is required to recapture its excess tax bad debt reserve over its 1987 base year reserve over a six-year period. This amount has been provided for the Company's net deferred tax liability.

Approximately $1.1 million, for which no provision for Federal income taxes has been made, represents allocations of earnings to tax bad debt deductions prior to 1987 for federal income tax purposes. Reduction of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. It is not contemplated that amounts allocated to bad debt deductions will be used in any manner to create taxable income.

10. SHAREHOLDERS' EQUITY

On October 2, 2003, the Company completed a rights offering of 1,000,000 shares of its common stock at $4.50 per share. The Company raised $4,184,157 in proceeds net of $344,860 in offering costs. Furthermore during the first and second quarters of 2004, the Company incurred additional offering costs of $12,455 from the proceeds of this rights offering.

11. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has loan, deposit and other transactions with executive officers, directors and principal shareholders, and with organizations and individuals with which they are financially or otherwise closely associated. As defined, total loans to executive officers, directors and principal shareholders were approximately $3,246,000 and $2,413,000 at December 31, 2004 and 2003, respectively. In 2004 there were $3,796,000 in advances, $2,970,000 in repayments and other increases of $7,000.

A law firm in which a director is a member received payments of $17,072 and $1,217 for 2004 and 2003, respectively. The firm provides legal services primarily in loan-related matters.

A real estate appraisal company, owned by a director, received payments of $27,350 and $32,500 for 2004 and 2003, respectively.

A company, owned by a director, which provides title and abstract work for Shelby County Bank received payments of $2,983 and $5,167 for 2004 and 2003, respectively.

An oil company, owned by a director was paid $103 for 2003, for petroleum products and auto maintenance related to company-owned vehicles used for courier services between the banking offices.

A travel company, co-owned by a director, received payments of $2,391 for 2003, for travel services related to meetings and conferences attended by executive officers of the Company.

Additionally, Russell Breeden III received $35,000 from the Company during the fourth quarter of 2003 for his role in initiating the discussions with Unified Financial Services, Inc., and negotiating, analyzing and finalizing the acquisition of Paramount Bank.

12. REGULATORY CAPITAL REQUIREMENTS

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Banks to maintain minimum capital amounts and ratios (set forth in the table below). The Banks' primary regulatory agency, the OTS, requires that the Banks maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, or 3% for banks with a composite rating of "1" and total risk-based capital (as defined) of 8%. The Banks are also subject to prompt corrective action capital requirement regulations set forth by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC requires the Banks to maintain minimum capital amounts and ratios of weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2004, management believes that the Banks meet all capital adequacy requirements to which they are subject.

In November of 2003, the Company completed its acquisition of Paramount Bank. Paramount Bank has continued to operate as a separate federally-chartered savings association.

As of December 31, 2004 and 2003, the most recent notifications from the OTS categorized the Banks as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' categories. To be categorized as "well capitalized", the Banks must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the tables below.

Capital ratios for Shelby County Bank are as follows:

	As of December 31, 2004					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 7,716,000	6.4 %	$ 1,823,000	1.5 %	6,077,000	5.0 %
Core capital to average assets	7,716,000	6.4 %	4,862,000	4.0 %	6,077,000	5.0 %
Tier 1 capital to risk weighted assets	7,716,000	8.8 %	3,498,000	4.0 %	5,247,000	6.0 %
Total capital to risk weighted assets	8,807,000	10.1 %	6,996,000	8.0 %	8,745,000	10.0 %

	As of December 31, 2003					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 6,934,000	6.3 %	$ 1,648,000	1.5 %	5,493,000	5.0 %
Core capital to average assets	6,934,000	6.3 %	4,395,000	4.0 %	5,493,000	5.0 %
Tier 1 capital to risk weighted assets	6,934,000	9.5 %	2,914,000	4.0 %	4,371,000	6.0 %
Total capital to risk weighted assets	7,846,000	10.8 %	5,828,000	8.0 %	7,285,000	10.0 %

Capital ratios for Paramount Bank are as follows:

	As of December 31, 2004					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 6,126,000	7.7 %	$ 1,192,000	1.5 %	3,975,000	5.0 %
Core capital to average assets	6,126,000	7.7 %	3,180,000	4.0 %	3,975,000	5.0 %
Tier 1 capital to risk weighted assets	6,126,000	9.9 %	2,480,000	4.0 %	3,719,000	6.0 %
Total capital to risk weighted assets	6,901,000	11.1 %	4,959,000	8.0 %	6,199,000	10.0 %

	As of December 31, 2003					
	Actual Capital		Minimum for Capital Adequacy		FDICIA Regulations to be "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tangible capital ratio	$ 5,309,000	6.5 %	$ 1,233,000	1.5 %	4,136,000	5.0 %
Core capital to average assets	5,309,000	6.5 %	3,287,000	4.0 %	4,136,000	5.0 %
Tier 1 capital to risk weighted assets	5,309,000	9.3 %	2,291,000	4.0 %	3,437,000	6.0 %
Total capital to risk weighted assets	5,942,000	10.4 %	4,582,000	8.0 %	5,728,000	10.0 %

On July 10, 2000 the Office of Thrift Supervision (the "OTS") issued a letter which formally designated Shelby County Bank to be in "troubled condition" based upon the preliminary findings of the OTS' then ongoing examination of the Bank. On September 22, 2003, the OTS issued a letter which deemed the Shelby County Bank to no longer be in "troubled condition" and stated that restrictions contained in their letter of July 10, 2000, no longer apply.

On February 7, 2001 the OTS issued a letter which formally designated Blue River Bancshares, Inc. to be in "troubled condition" pursuant to the results of a March 13, 2000 examination. On September 22, 2003, the OTS issued a letter which deemed Blue River Bancshares, Inc. to no longer be in "troubled condition" and stated that restrictions contained in the letter of February 7, 2001, no longer apply.

13. EMPLOYEE BENEFIT PLANS

The Company has an employee 401(k) plan established for substantially all full-time employees, as defined. The Company has elected to match contributions equal to 50% of the employee contributions, up to a maximum of 6% of an individual's total eligible salary, as defined. Contributions totaled approximately $72,000 and $30,000 for the years ended December 31, 2004 and 2003, respectively.

14. COMMITMENTS

In the normal course of business, the Bank makes various commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. At December 31, 2004 and 2003, the Banks had loan commitments approximating $20,700,000 and $13,515,000, undisbursed portions of loans in process, $13,461,000 in unused portions of lines of credit and $1,148,000 in commitments to sell mortgage loans; and unused portions of lines of credit of $8,939,000 respectively. The commitments primarily have variable rates of interest. Outstanding letters of credit totaled approximately $1,738,000 and $894,000 at December 31, 2004 and 2003, respectively.

In the event of nonperformance by the other parties to the financial instruments, the Banks' exposure to credit loss for commitments to extend credit is represented by the contract amount of those instruments. The Banks use the same credit policies and collateral requirements in making commitments as they do for on-balance sheet financial instruments.

The Company has two leasehold properties. During the years ended 2004 and 2003, the Company incurred lease expenses of $233,745 and $92,205 respectively. The anticipated lease payments are projected to be $1,188,807 over the next five years. The following table illustrates these expenses.

Lease Payments

	Year to Date December 31, 2003	Year to Date December 31, 2004	Projections
2003	$ 92,205		
2004		$ 233,745	
2005			235,048
2006			236,378
2007			237,734
2008			239,118
2009			240,529
	$ 92,205	$ 233,745	$ 1,188,807

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $228,000 and $303,000 at December 31, 2004 and 2003. These reserves do not earn interest.

15. PARENT COMPANY FINANCIAL INFORMATION

Condensed Balance Sheets as of December 31:

	2004	2003
Assets:		
Cash and cash equivalents	$ 804,454	$ 1,712,294
Securities available for sale	-	103,000
Investment in subsidiaries	18,991,228	18,155,918
Other	166,716	376,767
Total assets	$ 19,962,398	$ 20,347,979
Liabilities and Shareholders' Equity:		
Term debt	$ 4,000,000	$ 4,000,000
Other liabilities	178,133	119,685
Shareholders' equity	15,784,265	16,228,294
Total liabilities and shareholders' equity	$ 19,962,398	$ 20,347,979

Condensed Statement of Operations for the years ended December 31 is as follows:

	2004	2003
Interest income, net of interest expense	$ (179,003)	$ 3,031
Non-interest income	46,919	28,200
Non-interest expense	(746,499)	(292,860)
Loss before income taxes and equity in undistributed earnings (loss) of subsidiaries	(878,583)	(261,629)
Income tax (benefit)	(13,500)	-
Loss before equity in undistributed earnings of subsidiaries	(865,083)	(261,629)
Equity in undistributed earnings (loss) of subsidiaries	582,571	360,570
Net income (loss)	$ (282,512)	$ 98,941

Condensed Statements of Cash Flows for the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ (282,512)	$ 98,941
Adjustments to reconcile net cash from operating activities:		
Equity in undistributed (earnings) loss of subsidiary	(582,571)	(360,570)
Depreciation and amortization	7,682	12,586
(Gain) on sale of fixed assets	(21,469)	-
(Increase) decrease in other assets	76,254	(145,937)
Increase (decrease) in other liabilities	58,448	33,022
Net cash from operating activities	(744,168)	(361,958)
Cash flows from investing activities:		
Capital contribution to Banks	(400,000)	(500,000)
Principal maturities collected on securities	100,000	-
Proceeds from the sale of fixed assets	148,783	-
Acquisition of Unified Banking Company	-	(8,544,863)
Net cash from investing activities	(151,217)	(9,044,863)
Cash flows from financing activities:		
Proceeds from issuance of note payable	-	4,000,000
Proceeds from issuance of common stock	-	6,667,273
Additional offering costs from proceeds from rights offering	(12,455)	-
Net cash from financing activities	(12,455)	10,667,273
Net increase (decrease) in cash and cash equivalents	(907,840)	1,260,452
Cash and cash equivalents, beginning of year	1,712,294	451,842
Cash and cash equivalents, end of year	$ 804,454	$ 1,712,294

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of fair value information is made in accordance with the requirements of SFAS 107, *Disclosures About Fair Value of Financial Instruments.* SFAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The estimated fair value amounts have been determined by the Company using available market information and other appropriate valuation techniques. These techniques are significantly affected by the assumptions used, such as the discount rate and estimates of future cash flows. Accordingly, the estimates made herein are not necessarily indicative of the amounts the Company could realize in a current market exchange and the use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amount.

Cash and Cash Equivalents—For these instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities—For investment securities, fair values are based on quoted market prices, if available. For securities where quoted prices are not available, fair value is estimated based on market prices of similar securities.

Loans Receivable—The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits—The fair value of non-interest bearing demand deposits and savings and NOW accounts is the amount payable as of the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Stock in FHLB—The fair value of FHLB stock approximates carrying value.

Accrued Interest Receivable—The fair value approximates carrying value.

Fed Funds Purchased— The fair value approximates carrying value.

FHLB Advances—The fair values of FHLB advances are based on quoted market prices as the majority of FHLB advances have fixed interest rates.

Note Payable—The fair value approximates cost as the interest rate is variable.

Accrued Interest Payable—The fair value approximates carrying value.

Commitments—The commitments to originate and purchase loans have terms that are consistent with current market conditions. Accordingly, the Company estimated that the face amounts of these commitments approximate carrying values (zero).

The estimated carrying and fair values of the Company's financial instruments as of December 31 are as follows:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 5,115,000	$ 5,115,000	$ 7,802,000	$ 7,802,000
Investment securities, held to maturity	19,000	18,000	135,000	135,000
Investment securities, available for sale	32,361,000	32,361,000	48,826,000	48,826,000
Loans receivable	155,508,000	157,282,000	126,985,000	127,970,000
Stock in FHLB	2,896,000	2,896,000	2,766,000	2,766,000
Accrued interest receivable	991,000	991,000	1,009,000	1,009,000
Liabilities:				
Deposits	(170,330,000)	(170,654,000)	(160,686,000)	(161,690,000)
Fed funds purchased	(427,000)	(427,000)	(-)	(-)
FHLB advances	(15,091,000)	(14,961,000)	(16,878,000)	(17,438,000)
Note payable	(4,000,000)	(4,000,000)	(4,000,000)	(4,000,000)
Accrued interest payable	(356,000)	(356,000)	(303,000)	(303,000)
Commitments	(-)	(-)	(-)	(-)

* * * * * *

BLUE RIVER BANCSHARES, INC.

SHAREHOLDER INFORMATION

STOCK INFORMATION

The Company's common stock is traded on the NASDAQ SmallCap Market under the symbol "BRBI".

The Company had 188 Shareholders of Record as of April 15, 2005.

SALE PRICE PER SHARE

	2004		2003	
Quarter	**High**	**Low**	**High**	**Low**
First quarter	$ 6.79	$ 5.81	$ 4.89	$ 4.25
Second quarter	6.84	5.90	4.88	4.35
Third quarter	6.15	5.29	5.80	4.55
Fourth quarter	5.59	5.15	6.70	4.90

ANNUAL REPORT ON FORM 10-KSB

A copy of the company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

Patrice M. Lima
Vice President
Controller
Blue River Bancshares, Inc.
29 E. Washington Street
Shelbyville, IN 46176

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

INVESTOR INFORMATION

Stockholders, investors, and analysts interested in additional information may contact Russell Breeden, III, Chief Executive Officer, Chairman of the Board and President of Blue River Bancshares, Inc.

Legal Counsel
KRIEG DEVAULT LLP

One Indiana Square
Suite 2800
Indianapolis, IN 46204

Corporate Offices
BLUE RIVER
BANCSHARES, INC.
29 E. Washington St.
Shelbyville, IN 46176
888-842-2265

Accountants
CROWE CHIZEK AND
COMPANY LLC
3815 River Crossing Pkwy.
Suite 300
Indianapolis, IN 46240

BLUE RIVER BANCSHARES, INC.

DIRECTORS AND OFFICERS

Board of Directors
<u>Blue River Bancshares, Inc.</u>

Russell Breeden, III
Self Employed
Chairman of the Board,
Chief Executive Officer,
President

Steven R. Abel
Self Employed
Owner
Hoosier Appraisal Service
Vice Chairman

Wendell L. Bernard
Owner
Bernard Realty

Peter G. DePrez
Attorney
Brown, DePrez & Johnson

John Robert Owens
President
Risk Placement Services, Inc.

Wayne C. Ramsey
Vice President
Lynch & Associates

Robert J. Salyers
Attorney
Salyers & Eiteljorg

Board of Directors
<u>Shelby County Bank</u>

Steven R. Abel
Owner
Hoosier Appraisal Service
Chairman of the Board

Randy J. Collier
President, Chief Executive Officer
Shelby County Bank

Russell Breeden, III
Self Employed

Wendell L. Bernard
Owner
Bernard Realty

Peter G. DePrez
Attorney
Brown, DePrez & Johnson

D. Warren Robison
Owner
Hale Abstract

Ralph Van Natta
Retired

Michael J. Vaught
Owner
Economy Oil Corporation

Board of Directors
<u>Paramount Bank</u>

Russell Breeden, III
Self Employed
Chairman of the Board

Olin W. Bryant
President, Chief Executive Officer
Paramount Bank

Steven R. Abel
Owner
Hoosier Appraisal Service

John Robert Owens
President
Risk Placement Services, Inc.

Wayne C. Ramsey
Vice President
Lynch & Associates

K. Casey Sorrell
Manager
Cardiology & Associates

Officers
<u>Blue River Bancshares, Inc.</u>
Russell Breeden, III
Chairman of the Board,
Chief Executive Officer & President

Steven R. Abel
Vice Chairman

Randy J. Collier
Executive Vice President, Secretary

Patrice M. Lima
Vice President, Controller

Officers
<u>Shelby County Bank</u>
Steven R. Abel
Chairman of the Board

Randy J. Collier
President, Chief Executive Officer, Chief Credit Officer

Patrice M. Lima
Senior Vice President, Chief Financial Officer

Lawrence E. Lux
Senior Vice President, Commercial Lending

Officers
<u>Paramount Bank</u>
Russell Breeden, III
Chairman of the Board

Olin W. Bryant, Jr.
President, Chief Executive Officer

Rodney L. Mitchell
Executive Vice President, Chief Operating Officer, Chief Lending Officer

Sarita S. Grace
Executive Vice President, Chief Financial Officer

Richard E. Walke
Vice President, Auditor

Ronald L. Lanter
Vice President, Lending

James E. Matson
Vice President, Consumer Lending

Terry A. Smith
Vice President, Retail Banking

Raymond T. Weber
Vice President, Chief Credit Officer

Christopher T. Evans
Vice President, Mortgage Sales Manager

Susan Potter
Vice President, Loan Officer